The9 Limited

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

October 20, 2023

VIA EDGAR

Mr. Rolf Sundwall

Ms. Kate Tillan

Mr. John Dana Brown

Ms. Sonia Bednarowski

Office of Crypto Assets

Division of Corporation Finance

100 F Street, NE

Washington, D.C., 20549

Re:	The9 Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Correspondence Filed April 28, 2023

File No. 001-34238

Dear Mr. Sundwall, Ms. Tillan, Mr. Brown and Ms. Bednarowski,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 29, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”) and the Company’s correspondence filed with the Commission on April 28, 2023 (the “Correspondence”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on May 2, 2022. The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F and the Correspondence.

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022

General

1.	We note your response to prior comment 3. Your analysis is incomplete. For example, your analysis does not address all types of NFTs that you issue, such as those referenced in the following statement: “certain NFTs may entitle our customers to additional perks, such as merch items, gifts, participation in events organized by NFTSTAR.” Your analysis also does not address your role in supporting the secondary price of the NFTs or your ongoing right to receive a percentage of the proceeds of secondary sales of the NFTs. Further, your analysis is conclusory and does not provide support for many assertions. Finally, your analysis with respect to your pre-May 2022 activities and post-May 2022 activities is identical and does not address the differences in such activities or your role in such activities. Please supplementally provide us with a revised legal analysis addressing these issues.

Securities and Exchange Commission

October 20, 2023

Response:

The Company respectfully advises the Staff that it terminated NFTSTAR and MetaGoal operations in 2023 since their revenues were much lower than expected. Since January 2023, the Company no longer mints or offers NFTs, or provided any services related to previously minted NFTs. NFTs previously issued by the Company are only available on third-party trading sites that the Company does not operate or control. The Company’s only continued interest in the previously-issued NFTs is royalties received on secondary sales, which are minimal.

The Company also respectfully advises the Staff that in January of 2023, the Company ceased operations of its NFT business and its related blockchain-based online game, MetaGoal. The decision to cease operations of the NFT business was primarily a result of unfavorable financial performance. As of the date of termination of these operations, the NFT business and MetaGoal generated less than $100,000 of revenue in 2023. In light of this development, these operations are no longer material and will not be relevant to the company’s financial results going forward.

The Company respectfully provides the following supplemental description of its historical NFT marketplace and analysis addressing why the NFTs should not be considered securities under Section 2(a)(1) of the Securities Act of 1933. Until January of 2023, the Company’s NFT business consisted of the creation and minting of a series of NFTs containing digital images of soccer celebrities, with whom the Company entered into licensing agreements. The Company sold three distinct NFT collections. We sold 200 NFT products of Figo, which is also the outstanding amount in the secondary market. We sold 5,630 NFT products of Son, and re-purchased 966 of those. Therefore the outstanding amount in the secondary market is 4,664. We sold 1,498 NFT products of Neymar, which is also the outstanding amount in the secondary market. The technical nature of the NFTs minted are consistent in that they contain similar metadata and were minted on the Polygon blockchain.

Securities and Exchange Commission

October 20, 2023

As part of the Company’s marketing efforts, the Company provided purchasers of certain NFTs with the ability to use those purchased NFTs in order to claim additional rewards or perks. These perks consisted of earning in-game currency coins, winning prizes such as memorabilia signed by celebrities, and obtaining early access to certain events. While the Company facilitated the ability of customers to use their purchased NFTs to earn in-game currency in Metagoal, the Company did not have any obligation to do so and does not have any ongoing obligations to the holders of any of the NFTs sold. We developed a blockchain-based on-line game, MetaGoal, trying to attract more customers. Customers may use their purchased NFTs to earn in-game currency (we called it Starcoin at the beginning and Mcoin afterwards when we wanted to separate Metagoal from NFTSTAR) and player cards. Customers may use such rewards in the game play of MetaGoal. When the customers purchased our NFTs, we did not commit to provide such Metagoal game service to the customers though. Alternatively, players can spend money to buy Starcoins/Mcoins to play in MetaGoal.

As noted above, the Company does not currently, and will not in the future, engage in any actions designed to support the secondary price of the NFTs. The secondary market for the Company’s NFTs is dependent on the willingness of customers to trade their NFTs. From May 4, 2022 to June 8, 2022, the Company did engage in certain repurchases of NFTs. Specifically, the Company sold 5,630 NFT products of Son, and re-purchased 966 of those. Under the terms of the agreement between OpenSea and the NFTSTAR, NFTSTAR may set seller secondary fee of up to 10% of the publicly recorded sale price of the applicable NFT, as specified by seller upon logging into seller’s account and accessing the collection editor feature. NFTSTAR has set such fee at 5% of an NFT’s sales value from any secondary sale transactions.

Securities and Exchange Commission

October 20, 2023

Prior to May 2022, we required that customers create a centrally managed account on NFTSTAR’s website in order to purchase NFTs in exchange for fiat or cryptocurrencies or to withdraw resale proceeds in the form of fiat currency following a secondary transaction (referred to in the Company’s filings as the “Marketplace Account Operations”). In connection with the Marketplace Account Operations, the Company used a centralized Web 2.0 model and collected all payments for traded NFTs into the single pool under its management. As of May 2022, the Company transitioned to offering its proprietary NFTs on third-party platforms only. NFTSTAR stopped processing customers’ payments on its own platform. The Company has transitioned to decentralized Web3 model of operations and does not require consumers to open centrally managed accounts on its website in order to purchase our NFTs. Customers may purchase NFTs from third-party platforms, such as OpenSea. NFTSTAR creates NFTs and mints its final product NFTs on such platforms.

Whether a particular non-fungible token (NFT) is a “security” is subject to some uncertainty. The Company has evaluated its historical NFT business and is of the view that the business did not involve the offer and sale of securities. In making this determination, the Company considered the nature and structure of the digital assets that were made available on its platform, as well as a number of other factors, including the provisions of U.S. federal securities laws, judicial precedent (such as the U.S. Supreme Court’s decisions in the SEC v. W.J. Howey Co., 328 U.S. 293 (1946) and the Reves v. Ernst & Young, 494 U.S. 56 (1990) cases, as well as the Federal District Court’s decision in the Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985) case), the SEC’s Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology1 (“FinHub Framework”), and reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.

Section 2(a)(1) of the Act defines the term “security” to include an “investment contract.” Under the relevant legal framework, an “investment contract” exists when there is an agreement, contract or scheme involving an investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. In considering the qualities of a transaction, courts look to the “economic reality” of the transaction and “what character the instrument is given in commerce by the terms, the plan of distribution, and the economic inducements held out to the prospect.” Finhub, Framework for “Investment Contract” Analysis of Digital Assets (the “ Framework ”), Section II.C (Apr. 3, 2019), https://www.sec.gov/corpfin/framework-investment-contract-analysis-digital-assets.

Securities and Exchange Commission

October 20, 2023

The Company does not believe that the “expectation of profits derived from the efforts of others” prong of the Howey test has been met. The Company did not engage in any marketing suggesting that that the NFTs constitute an investment or that the value of the NFTs would appreciate over time. Further, other than temporary repurchases of the NFTs for its own account, the Company did not engage in any activities intended to drive price appreciation. Finally, as of May 2022, the Company ceased providing a platform for secondary transactions of the NFTs.

2.	In future filings, provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 20:

Economic and geopolitical events may create increased uncertainty and price changes, and we may face further restrictions on our liquidity due to unique risks related to recent crypto asset market developments.

We are subject to price volatility and uncertainty due to geopolitical crises and economic downturns. Such geopolitical crises and global economic downturns may be a result of invasion, or possible invasion by one nation of another, leading to increased inflation and supply chain volatility. Such crises will likely continue to have an effect on our ability to do business in a cost-effective manner.

Securities and Exchange Commission

October 20, 2023

Inflation has caused the price of materials to increase leading to increased expenses to our business. Global crises and economic downturns may also have the effect of discouraging investment in Bitcoin as investors shift their investments to less volatile assets. Such shift could have a materially adverse effect on our business, operations and the value of the Bitcoin we mine.

The risks to our liquidity and market outlook would include the following:

•	Deteriorating macroeconomic conditions as a result of the potential for recession in 2023 discussed in the media.

•	U.S. government monetary policies and interest rate increases by the U.S. Federal Reserve Board may lead investors to rotate their investments out of the growth stocks, such as the Company’s stock, to the value stocks and fixed income instruments.

•	Additional challenges arising from catastrophic events (such the FTX collapse and multiple bankruptcies of bitcoin mining companies in 2022 and 2023) that would adversely affect the credibility of, and therefore investor confidence in, companies engaged in the digital assets space.

•	Additional declines in bitcoin prices and/or production, and increases in electricity costs which could adversely impact both the value of our bitcoin holdings and our ongoing profitability.

•	Further instability in the banking system and collapse of more banking institutions which could put the liquidity and cash assets of third parties with which we do business such as miner hosting entities and suppliers and us, if we bank in the future with an institution which subsequently collapses.

3.	We note that you hold Filecoin and generate revenue from Filecoin mining. The Commission is of the view that Filecoin meets the definition of a security under the U.S. federal securities laws. In future filings please revise your disclosure where appropriate to provide a detailed discussion regarding the impact this may have on your business, financial condition and results of operations.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Securities and Exchange Commission

October 20, 2023

Page 35:

The SEC’s determination that Filecoin or any other cryptocurrency is a “security” may adversely affect the value of such cryptocurrency and could therefore adversely affect our business, prospects or operations.

Depending on its characteristics, a cryptocurrency may be considered a “security” under the federal securities laws. The test for determining whether a particular cryptocurrency is a “security” is complex and difficult to apply, and the outcome is difficult to predict. Whether a cryptocurrency is a security under the federal securities laws depends on whether it is included in the lists of instruments making up the definition of “security” in the Securities Act, the Exchange Act, and the Investment Company Act. Cryptocurrencies as such do not appear in any of these lists, although each list includes the terms “investment contract” and “note,” and the SEC has typically analyzed whether a particular cryptocurrency is a security by reference to whether it meets the tests developed by the federal courts interpreting these terms, known as the Howey and Reves tests, respectively. For many cryptocurrencies, whether or not the Howey or Reves tests are met is difficult to resolve definitively, and substantial legal arguments can often be made both in favor of and against a particular digital asset qualifying as a security under one or both of the Howey and Reves tests. Adding to the complexity, the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve.

Current and future legislation and SEC-rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrencies are viewed or treated for classification and clearing purposes. In particular, Bitcoin and other cryptocurrencies may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions unless another exemption is available, including transacting in Bitcoin or other cryptocurrencies among owners and requiring registration of trading platforms as “exchanges.” Accordingly, a given cryptocurrency may currently be a security based on the facts as they exist today, or may in the future be found by the SEC or a federal court to be a security under the federal securities laws.

Securities and Exchange Commission

October 20, 2023

The SEC is of the view that Filecoin meets the definition of a security under the U.S. federal securities laws. We generate Filecoin mining revenues through provision of computing storage space to the main networks. In exchange for that, we are entitled to receive a fractional share of the Filecoins awards from the main networks, As of December 31, 2022 and 2023, we had recognized RMB0.8 million and RMB[**] million (US$[**] million). Filecoin revenue based on our revenue recognition accounting policies. To date, we have generated minimal revenues from our mining of Filecoins. Still, the SEC’s determination that Filecoins are securities could result in interruptions to our business. For example, if we were deemed an ‘investment company’ under the Investment Company Act of 1940, as amended, we would be required to meet burdensome compliance requirements and register as an investment company. Investment company registration is time consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and the Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on its operations.

Risk Factors

Risk Factors Related to Our Company and Our Industry, page 17

4.	We note that you are not authorized or permitted to offer your products and services to customers outside of the jurisdictions where you have obtained the required governmental licenses and authorizations. In future filings, describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of those jurisdictions. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Securities and Exchange Commission

October 20, 2023

Page 30:

The Company currently has a limited U.S. presence and does not proactively offer services in the United States or to U.S. persons.

Company subsidiary, NBTC US Ltd, has entered into a hosting agreement with a third-party data center by which the third party agreed to host the Company’s mining machines in its data center located at Pecos County, Texas. Under a 12-month hosting agreement, the third party provides electricity, hosting service, and other relevant services to Company mining operations. The Company may occasionally sell a portion of its Bitcoins mined in Texas, including through third-party exchanges for its own account.

Since January 2023, the Company no longer mints or offers NFTs, or provides any services related to previously minted NFTs. NFTs previously issued by the Company may continue to be available on third-party trading sites that the Company does not operate or control. The Company’s only continued interest in the previously-issued NFTs is royalties received on secondary sales, which are minimal.

The Company continues to evaluate its U.S. compliance obligations in light of its evolving business lines.

Our Platform may be subject to enhanced regulation by financial regulators.

Cryptocurrencies and NFTs, generally, and our platform may be subject to certain U.S. regulatory regimes.  The application of any of these regimes could result in a materially adverse impact on our financial condition and operations.

For example, the Commodity Futures Trading Commission has stated that cryptocurrencies, with which NFTs have some similarities, fall within the definition of “commodities.” If cryptocurrencies or NFTs were deemed to be commodities, NFT transactions could be subject to prohibitions on deceptive and manipulative trading or restrictions on manner of trading (e.g., on a registered derivatives exchange), depending on how the transaction is conducted.

Securities and Exchange Commission

October 20, 2023

In addition, if regulatory changes or interpretations of the Company’s activities require registration as a money services business under the regulations promulgated by the Financial Crimes Enforcement Network (“FinCEN”) under the authority of the U.S. Bank Secrecy Act or as a money transmitter or a digital currency business under state regimes (e.g., New York) for the licensing of such businesses, the Company could suffer reputational harm and also extraordinary, recurring and/or nonrecurring expenses, which would adversely impact an investment in the Company.

Certain of our operations are subject to U.S. economic sanctions programs, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). As a result of doing business in foreign countries and with foreign partners, we may be exposed to a heightened risk of violating OFAC sanctions laws and regulations.

Any failure to obtain or maintain necessary governmental licenses and authorizations could adversely affect our business and results of operations.

We maintain necessary governmental licenses and authorizations in the jurisdictions in which we operate, where we understand they are required. Specifically, we have obtained the requisite licenses in certain jurisdictions to the extent that the laws and regulations of such jurisdictions clearly indicate that a license is required or where the regulators of such jurisdictions have advised us that we need a license to operate. We also operate in jurisdictions where we do not believe we are required, or where we have been informed by the relevant jurisdictions that we are not required, to obtain certain licenses. To the extent that the laws and regulations of certain jurisdictions clearly indicate that a license is required or where the regulators of such jurisdictions have advised us that we need a license to operate, and we have not obtained such licenses or registrations, then we do not operate the jurisdictions.

As noted above, our customers include persons who are located or resident in jurisdictions where we do not believe we are required, or where we have been informed by the relevant jurisdictions that we are not required, to obtain certain licenses. It is possible that the authorities in those jurisdictions may take the position that we are required to obtain licenses or otherwise comply with local laws and regulations in order to conduct our business with persons located or resident in those jurisdictions. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liabilities. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business and results of operations. We may also experience adverse publicity arising from non-compliance with government regulations, which would negatively impact our reputation.

Securities and Exchange Commission

October 20, 2023

In any jurisdiction, if we fail to comply with the regulatory requirements, we may risk being disqualified for our existing businesses or being rejected for renewal of our qualifications and/or licenses upon expiry by the regulatory authorities as well as other penalties, fines, or sanctions. In respect of any new business that we may contemplate, we may not be able to obtain the relevant approvals for developing such new business if we fail to comply with the relevant regulations and regulatory requirements. As a result, we may fail to develop new business as planned, or we may fall behind our competitors in such businesses.

In any jurisdiction in which we operate, to the extent that we are required to obtain relevant government licenses or approvals, there is no assurance that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experiences material delays in obtaining, necessary government approvals, our operations may be substantially disrupted or discontinued, which could materially and adversely affect our business, financial condition and results of operations.

Securities and Exchange Commission

October 20, 2023

If regulatory changes or interpretations require the regulation of Bitcoin~~s~~ under the Securities Act and Investment Company Act by the SEC, we may be required to register and comply with such regulations. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses to us. We may also decide to cease certain operations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. This would likely have a material adverse effect on us and investors may lose their investment.

Current and future legislation and the SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin and Filecoin are treated for classification and clearing purposes. The SEC’s July 25, 2017 Report expressed its view that crypto assets may be securities depending on the facts and circumstances. As of the date of this annual report, we are not aware of any rules that have been proposed to regulate Bitcoin and Filecoin as securities. We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin and Filecoin under the law. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.

To the extent that crypto assets held by us, including Bitcoin and Filecoin, are deemed by the SEC to fall within the definition of a security, we may be required to register as an investment company and comply with additional regulation under the 1940 Act, including additional periodic reporting and disclosure standards and requirements and significant limitations on dealings among affiliates. Additionally, one or more states may conclude Bitcoin, Filecoin and other crypto assets we may own are a security under state securities laws which would require registration under state laws including merit review laws which would adversely impact us since we would likely not comply. Such additional registrations may result in extraordinary, non-recurring expenses of our Company, thereby materially and adversely impacting an investment in our Company. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease all or certain parts of our operations. Any such action would likely adversely affect an investment in us and investors may suffer a complete loss of their investment.

Securities and Exchange Commission

October 20, 2023

As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.

As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations not only the jurisdictions in which we operate but also those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, crypto, and related technologies outside the United States often impose different, more specific, or even conflicting obligations on us, as well as broader liability.

Regulators worldwide frequently study each other’s approaches to the regulation of the crypto economy. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.

The complexity of U.S. federal and state and international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, certain of our products or services may become subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

Securities and Exchange Commission

October 20, 2023

While NFTs themselves are not likely to be classified as securities, page 34

5.	Please revise to remove your legal analysis and conclusions, including the statement here and on page 2 that the “NFTs themselves are not likely to be classified as securities.” Please also revise to remove your legal analysis from the disclosure on pages 88 and 89.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being addressed.

Page 2:

•	~~While NFTs themselves are not likely to be classified as securities, further~~ Further questions may hinge on the specific facts and circulations surrounding ~~their~~ the creation, promotion and sale of NFTs as to whether they might be classified as securities. See the risk factor on page 34 for details;

Page 34:

~~While NFTs themselves are not likely to be classified as securities, further~~ Further questions may hinge on the specific facts and circulations surrounding ~~their~~ the creation, promotion and sale of NFTs as to whether they might be classified as securities.

. . .

Securities and Exchange Commission

October 20, 2023

Pages 88-89:

Our roles in the NFT business

Pre-May 2022 Operations

. . .

~~The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” With respect to NFTs, we do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs.~~

~~Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.~~

Post-May 2022 Operations

. . .

~~The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” With respect to NFTs, we do not think NFTs produced by NFTSTAR are securities as they constitute art or collectibles with the consumptive value and they are finished products whose value is determined at a sale that is made directly to a buyer. We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.~~

Securities and Exchange Commission

October 20, 2023

Cryptocurrency Mining, page 85

6.	In future filings, please clearly disclose the locations of the mining facilities that host your miners, the numbers of miners hosted and the hash rate of the miners hosted. In addition, identify the entity that manages the mining facility, and disclose the material terms of each agreement with the mining facility, including the term, termination provisions, the services provided and the fees.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 85:

Cryptocurrency Mining

. . .

As of the date of this annual report, around [**] machines have been deployed.

Pages 86-87:

In August 2021, our wholly-owned subsidiary NBTC Limited and a Kazakhstan company LGHSTR Ltd. (“LGHSTR”) have signed a non-binding investment memorandum to establish a joint venture in Kazakhstan. Subsequently, we have decided to terminate joint venture and instead to cooperate based on contractual basis through signing of hosting services agreements with LGHSTR and its affiliates for deployment of miners in the data-center located in Aktau region, Kazakhstan. Hosting agreements are in substantially similar forms with the term of one year, which could be automatically extended for another one-year period, unless terminated by the parties under the conditions therein. Pursuant to the hosting agreements, NBTC has a right to suspend operations or terminate the agreements in case the price of Bitcoin will be below NBTC’s operational costs. As of December 31, 2023, NBTC Limited’s total of [**] mining machines with a total hash rate of [**] TH have been deployed. Further expansion of the capacity is subject to the local regulatory and permitting issues as well as significant construction delays.

Securities and Exchange Commission

October 20, 2023

In February 2022, our subsidiary, NBTC Limited and Exponential Digital, Inc. (“Exponential Digital”), entered into series of hosting agreements pursuant to which Exponential Digital will provide total hosting capacity for 6,000 Bitmain S19j miners which NBTC will deploy in the United States, beginning of 2022. ~~As of the date of this Annual Report, around 5,000 Bitmain S19j miners are deployed in the Exponential Digital.~~ By December 31, 2023, cooperation with Exponential Digital has been terminated and the Company has no miners operating in their data centers.

In March 2023, our subsidiary, NBTC US Ltd and Crypto Mine Group LLC (“Crypto Mine”) entered into a hosting agreement pursuant to which Crypto Mine agreed to host our mining machines in its data center located at Pecos County, Texas, United States. As of December 31, 2023, we ~~We~~ have deployed [**] Antminer S19 miners in this data center. ~~We plan to enter into series of similar hosting agreements with Crypto Mine for a total hosting capacity of 3000 Bitmain S19j miners.~~ The total hash rate of the miners is [**] TH. The term of the hosting agreement is 12 months, and Crypto Mine will provide electricity, hosting service, and other relevant services to the miners. With respect to service level target, unscheduled downtown time should be no more than five percent of total hours in such month. According to the hosting agreement, NBTC US Ltd has a unilateral right to terminate the hosting agreement at any time without defaults if it decides the services will no longer benefit its business or the Bitcoin market price has fallen below its costs to generate Bitcoin. Furthermore, if NBTC US Ltd elects to suspend the operation of the miners up to 15 consecutive days, the hosting agreement will be automatically terminated without prior notice.

In May 2022, our wholly-owned subsidiary NBTC Limited and Kyrgyzstan enterprise SolarCoin LLC have signed a five-year rental agreement regarding a block chain computing center in Kyrgyzstan, pursuant to which the Company will obtain the right to use 31.5MW electricity capacity for the deployment of its 7,500 Antminer S19J Bitcoin mining machines contributing approximately 675PH/s hash power. As of the date of this annual report, around 1540 machines have been deployed. NBTC Limited has a unilateral right to terminate the rental agreement at its sole discretion by sending a prior written notice to SolarCoin LLC 30 days in advance. SolarCoin LLC has no right to terminate the rental agreement if there is no default of NBTC Limited. The rental includes a fixed rental fee of US$100 per month and a non-fixed fee, which should be calculated according to the actual consumption of the electricity.

Securities and Exchange Commission

October 20, 2023

7.	In future filings, please expand your description of your miners to disclose the types of miners you own, the average, mean and range of ages of the miners and the average, mean and range of the energy efficiency of your miners.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 85:

Cryptocurrency Mining

. . .

We currently own the following models:

•	Antminer S19 series with the average hash rate of 90 TH, average age of two years and average energy efficiency of 3,200W.

•	WhatsMiner M21 and 31 series with the average hash rate of 60 TH, average age of three and a half years and average energy efficiency of 3,300W.

•	Avalon 1246 series with the average hash rate of 85 TH, average age of three years and average energy efficiency of 3,400W.

•	Avalon A10 series with the average hash rate of 32 TH, average age of four years and average energy efficiency of 2,300W.

•	Avalon A8 series with the average hash rate of 13TH, average age of five years and average energy efficiency of 1,200W.

8.	In future filings, please disclose the policies related to the uses for your mined Bitcoin and mined Filecoin, and disclose how you monetize your Bitcoin and Filecoin, including exchanges you use to monetize Bitcoin and Filecoin, whether you have any agreements with any exchanges, and the percentage of your crypto asset holdings that you store on any exchanges’ platform. In this regard, we note your disclosure on page 30 that many of your crypto assets are held by exchanges. In addition, we note that you hold other types of crypto assets. Please identify here the types and amount of such crypto assets and discuss the purpose of holding other types of crypto assets.

Securities and Exchange Commission

October 20, 2023

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 30:

Because ~~many of~~ we may, from time to time, hold our digital assets ~~are held by~~ at digital asset exchanges, we face heightened risks from cybersecurity attacks and financial stability of digital asset exchanges.

. .. .

We hold mined Bitcoin as current assets. We may occasionally sell portion of mined Bitcoins to cover our operational costs. We may sell Bitcoins through various exchanges, including Binance. We have 38 Bitcoins pledged to Binance, and therefore, they are temporarily held on NBTC Limited’s account on Binance exchange. As for the Filecoins, we keep them in the hot wallet and use our holdings to participate in direct staking. We do not have immediate plans to sell Filecoins. In addition, we hold approximately 333 Ethereum on Binance exchange account for future sales.

9.	In future filings, please identify the mining pool operators you use for your Bitcoin mining operations, disclose the material terms of these mining pool agreements and state whether or not all of your Bitcoin miners participate in the mining pools. In addition, please disclose whether these mining pools provide services only for Bitcoin mining, or if they are multi-crypto asset mining pools, the fees associated with participating with the mining pools and whether payouts are limited to only Bitcoin. Similarly, disclose whether or not you participate in Filecoin mining pools, and, if so, identify the mining pool operators you use for your Filecoin mining operations, whether the mining pools provide services only for Filecoin mining or if they are multi-crypto asset mining pools, the fees associated the mining pools and whether the payouts are limited only to Filecoin.

Securities and Exchange Commission

October 20, 2023

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 85:

Cryptocurrency Mining

. . .

In July 2021, NBTC Limited, our wholly-owned subsidiary, signed the Memorandum and Understanding (“MOU”) with Binance Capital Management Co., Ltd., an operator of Binance mining pool, (“Binance”) to procure long-term cooperation of more than three years with Binance by connecting 50% of NBTC Limited’s miners hash rate to Binance’s Bitcoin mining pool. However, as of the date of this annual report, we have arranged for 100% of our Bitcoin miners to participate in Binance’s Bitcoin mining pools. As of the date of this annual report, Binance is our sole Bitcoin mining pool provider. The adopted mode of proceeds distribution is FPPS, and the formula is: per tera-hash theoretical proceeds * hash rate * (1 + blockchain commission) * (1 - platform commission). The proceeds should be distributed to the owner of miners daily only in the form of Bitcoin. In case of any losses arising from Binance’s default, Binance should compensate NBTC Limited. The service fee is 3% of the total proceeds from the mining pool per month, and we have guaranteed in the MOU that during the term of the MOU, the aggregated service fees we pay should be no less than 1000Ph/s * 3% * 10 months. As of December 31, 2023, the total fees under the MOU have [not] reached the guaranteed aggregated service fees.

With respect to Filecoin mining, NBTC Limited conducts the mining and staking operations directly and does not cooperate with any mining pool.

10.	In future filings, please include a comprehensive breakeven analysis for your Bitcoin mining operations, your Filecoin mining operations and any other crypto assets that you earn or mine that compares the cost to earn/mine one crypto asset with the value of the crypto asset. Your analysis should identify and explain the inputs used in your calculation.

Securities and Exchange Commission

October 20, 2023

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 85:

Cryptocurrency Mining

. . .

We cooperate with different Bitcoin mining sites located in Kazakhstan, Kyrgyzstan, the U.S., Canada, etc. The hosting fee charged by mining sites is the single major cost we use to perform breakeven analysis to determine at what Bitcoin market price we should shut down our Bitcoin mining machines because the other related costs like machine costs or depreciation, shipment costs are all sunk cost. Based on the computing power of different types of Bitcoin mining machines, we can estimate the Bitcoin reward we will receive by a specific Bitcoin mining machine using the latest public Bitcoin reward information. Based on the hosting fee applicable to that specific Bitcoin mining machine, we can then calculate the breakeven Bitcoin price. If Bitcoin market price falls below the breakeven price, we will instruct the mining sites to shut down our Bitcoin mining machines.

Unlike Bitcoin mining, Filecoin mining main network requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Then Filecoin main network will continuously reward the miners by Filecoin awards. Upon the end of the mining process, which is typically a 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. Therefore unlike Bitcoin, we do not monitor the breakeven Filecoin price every day because even if Filecoin price drops significantly, we cannot shut down our Filecoin machines. Otherwise we cannot get back our Filecoins pledged to the main network. The breakeven analysis was performed before we purchased the Filecoin mining machines. Breakeven happens when the cost of Filecoin mining machines equals to the market value of Filecoin to be mined during the 540 days process.

Securities and Exchange Commission

October 20, 2023

11.	In future filings, please revise your disclosure to describe the terms and provisions of your insurance policies covering your crypto assets in the event of loss or fraud, including the amount of coverage, the term, the termination provisions, the renewal options and the limitations on coverage. In addition, please disclose the material terms of your insurance policies covering your miners. To the extent that you do not have insurance coverage for your crypto assets or miners, please add risk factor disclosure as appropriate.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 43:

We have limited business insurance coverage in China and other areas.

. . .

Our mining machines are located in the U.S., Canada, Russia, Kyrgyzstan and Kazakhstan. We are in the process to obtain insurance on our mining machines. We currently rely on the data center operators to insure their data centers, including, among others, our mining machines. Operators of data centers are holders of their own insurance policies. We cannot guarantee that the data center operators have fulfilled their obligations to comply with the insurance coverage requirements. As of the date of this annual report, we do not have insurance coverage for our crypto assets or miners.

12.	We note your disclosure on page 83 that in July 2022 you changed to self-custody. In future filings, please revise to disclose your custody procedures, including, what portion of your Bitcoin, Filecoin and other crypto assets are held in hot wallets and cold wallets, the geographic location where digital assets are held in cold wallets, and any other security measures used.

Securities and Exchange Commission

October 20, 2023

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 85:

Cryptocurrency Mining

. . .

All our Bitcoins are kept in our cold wallet located in China. The Bitcoin wallet adopts a 6/4 multi-signature mechanism, meaning out of the six people holding the passwords, any four people providing passwords together can execute transfer to Bitcoins. Six management level employees are assigned to be the password holders. Passwords are also stored in two bank safe deposit boxes, with each safe deposit box storing three passwords. The two safe deposit boxes were opened under the names of the Company’s two wholly-owned subsidiaries. To open any safe deposit box, the authorized representative of that subsidiary needs to go to the bank in person together with the official seal of that subsidiary. The official seals of the two subsidiaries are physically stored in the safe boxes of the two subsidiaries. We have an internal approval procedure for the authorized representatives to take out the official seals.

The values of Filecoins and other crypto assets are relatively smaller. We keep them in our hot wallets opened in crypto exchange like Binance. Binance uses a 3/2 multi-signature mechanism, meaning out of the three people holding the passwords, any two people together providing passwords can execute transfer to Filecoins. Other than passwords, Binance also requires the transferors to provide email and cell phone SMS confirmations.

13.	In future filings, regarding any crypto assets held by any mining pools in which you currently, or plan to, participate, discuss how such crypto assets are held by the pool, including whether it is required to hold crypto assets in cold storage, what security precautions it is required to undertake, what inspection rights you have, and what type of insurance the pool operator is required to have to protect you from loss.

Securities and Exchange Commission

October 20, 2023

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 85:

Cryptocurrency Mining

. . .

Company’s mined Bitcoin awards are transferred daily from the mining pool to our designated cold wallet. Company has access to its account information on the website of the mining pool, which includes historical and current hash rates of miners, historical rewards and pay out dates. Only Company’s designated personnel can assess these data by logging in using password. Company can assess these data for the past one year. Company does not have inspection rights of any mining pool operator’s internal data. To the Company’s best knowledge, pool operators do not have insurance to cover customers’ assets.

Information on the Company

Business Overview, page 85

14.	In future filings, clarify whether you have material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies of entities in the crypto asset market and other related businesses.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Securities and Exchange Commission

October 20, 2023

Page 85:

B.            Business Overview

. . .

We may be required to pay advanced cash deposits to our partners who operate data centers before we deploy our machines. These deposits may not be recovered or may be otherwise be lost or misappropriated due to the bankruptcy of our partner entities. For example, Compute North filed for bankruptcy in September 2022 and the liquidation committee was formed to distribute the assets to its creditors. Due to the bankruptcy of Compute North, the deposit we paid to them amounted to approximately US$1.4 million and has not been returned to us and is subject to Compute North’s liquidation process.

15.	In future filings, if material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

•	Have the crypto assets of their customers unaccounted for.

•	Have experienced material corporate compliance failures.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Securities and Exchange Commission

October 20, 2023

Page 85:

B.            Business Overview

. . .

. . . Compute North filed for bankruptcy in September 2022 and the liquidation committee was formed to distribute the assets to its creditors. . .

In addition, we use Binance mining pool. In case if any regulatory actions would be imposed on Binance, we may be adversely affected. However, since our mined Bitcoin rewards are transferred to our cold storage daily, in the adverse event concerning Binance, our Bitcoin loss would be limited to daily mining reward amount and pledged Bitcoin amount, in case pledged Bitcoin have not been released by the date of any adverse event.

16.	In future filings, to the extent material, explain whether your crypto assets or mining machines serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets or mining machines used in these financing arrangements, and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether the current crypto asset market disruption has affected the value of the underlying collateral.

Response:

The Company respectfully advises the Staff that it does not use mining machines as collateral for any loan or other similar activities.

NFT Business

Our roles in the NFT business, page 88

17.	We note your disclosure on page 88 that prior to May 2022, NFTSTAR operated a platform in which users could open accounts in order to be able to purchase and sell your minted NFTs but that, in May 2022, you offered your NFTs on third-party platforms. In future filings please disclose whether you still operate a platform in which users may purchase and sell NFTs.

Response:

The Company respectfully advises the Staff that it terminated NFTSTAR and MetaGoal operations in 2023 since their revenues were much lower than expected. Since January 2023, the Company no longer mints or offers NFTs, or provided any services related to previously minted NFTs. NFTs previously issued by the Company are only available on third-party trading sites that the Company does not operate or control. The Company’s only continued interest in the previously-issued NFTs is royalties received on secondary sales, which are minimal.

Securities and Exchange Commission

October 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 88:

. . .

We do not operate a platform in which users may directly purchase and sell NFTs. The Company terminated NFTSTAR and MetaGoal operations in 2023 and no longer mints or offers NFTs, or provides any services related to previously minted NFTs. The Company does not offer wallets or any other NFT storage related services. On the NFTSTAR website, users are redirected to third-party platforms for the purchase of NFTs. Users may connect their third-party digital wallets to view NFTs which were purchased in the past, however the use of such wallets is subject to the terms and conditions of the applicable provider of the wallet. Users cannot purchase NFTs directly from the NFSTAR website because the Company has removed trading function from the website. We do not execute or effectuate purchases, transfers, or sales of NFTs. Wallets are not operated by, maintained by, or affiliated with NFTSTAR, and NFTSTAR does not have custody or control over the contents of users’ wallets and has no ability to retrieve or transfer its contents.

18.	In future filings, please explain the rights and obligations of the NFTs you have minted and issued. In this regard, we note your disclosure that you provide auxiliary entertainment to NFT holders like a blockchain-based on-line game, MetaGoal in which users may use their NFTs to earn in-game currency or player cards and that certain NFTs entitle customers to additional perks such as merchandise items, gifts and participation in events organized by NFTSTAR. Please disclose the number and type of NFTs outstanding and the number of NFTs that you have re-purchased.

Securities and Exchange Commission

October 20, 2023

Response:

The Company respectfully advises the Staff that it terminated NFTSTAR and MetaGoal operations in 2023 since their revenues were much lower than expected. Since January 2023, the Company no longer mints or offers NFTs, or provided any services related to previously minted NFTs. NFTs previously issued by the Company are only available on third-party trading sites that the Company does not operate or control. The Company’s only continued interest in the previously-issued NFTs is royalties received on secondary sales, which are minimal.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 87:

NFT Business

. . .

In 2023, we closed down the NFT business and the related blockchain-based on-line game, MetaGoal, due to much worse than expected financial performance. These two businesses only generated less than US$100 thousand revenue in the first half of 2023, which was not sufficient to cover the costs.

Historically we had sold three NFT collections. All of them featured soccer celebrities with whom we entered into licensing agreements. We sold 200 NFT products of Figo, which is also the outstanding amount in the secondary market. We sold 5,630 NFT products of Son, and re-purchased 966 of those. Therefore the outstanding amount in the secondary market is 4,664. We sold 1,498 NFT products of Neymar, which is also the outstanding amount in the secondary market.

Historically, as marketing promotion, our customers were able to use their purchased NFTs to earn in-game currency (originally called Starcoin and Mcoin afterwards as we wanted to separate Metagoal from NFTSTAR) and player cards of MetaGoal. Customers were able to use such rewards in the game play of MetaGoal. However, when the customers purchased our NFTs, we were not obligated to provide such MetaGoal game service to the customers. At this time, NFTSTAR TERMS AND CONDITIONS on the NFTSTAR website do not mention MetaGoal. We do not have any obligations to the holders of our NFT products. After our customers purchased our NFT products, they owned the NFTs and the transactions were completed.

Securities and Exchange Commission

October 20, 2023

19.	In future filings, please discuss your internal policies and procedures for conducting due diligence for anti-money laundering, know your customer, and/or compliance with the Office of Foreign Assets Control related requirements.

Response:

In light of its evolving business lines, the Company continues to evaluate what compliance policies, procedures and controls may be appropriate based on its current business model.

20.	In future filings, please identify the risks to NFT holders and your platform users’ assets in the event of insolvency or bankruptcy of any The9 Limited entities.

Response:

The Company respectfully advises the Staff that it terminated NFTSTAR and MetaGoal operations in 2023 since their revenues were much lower than expected. Since January 2023, the Company no longer mints or offers NFTs, or provided any services related to previously minted NFTs. NFTs previously issued by the Company are only available on third-party trading sites that the Company does not operate or control. The Company’s only continued interest in the previously-issued NFTs is royalties received on secondary sales, which are minimal.

Securities and Exchange Commission

October 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 87:

NFT Business

. . .

In case the Company or any of its subsidiaries will go into insolvency or bankruptcy proceedings, the NFT holders may not be able to access NFTSTAR’s website. NFTs which were purchased in the past and transferred to the users’ personal wallet addresses should be available to them because NFTs were minted on public blockchains. So long as underlying blockchain exists, holders of the NFTs may transfer, sell or buy NFTs via such blockchain without the use of NFTSTAR’s or any third-party platforms. NFTSTAR cannot guarantee that any of the sold NFTs will be always visible on any third-party platforms. If bankruptcy and insolvency procedure will trigger termination of any agreement with a third-party platform, such termination does not create an obligation to remove NFTSTAR’s NFTs from such third-party platform.

21.	In future filings, please disclose whether you accept crypto assets as payments for NFTs or services provided by your platform. If so, please disclose the crypto assets you accept as payment, how you determine the value of such crypto assets and your policies related to monetizing such crypto assets.

Response:

The Company respectfully advises the Staff that it terminated NFTSTAR and MetaGoal operations in 2023 since their revenues were much lower than expected. Since January 2023, the Company no longer mints or offers NFTs, or provided any services related to previously minted NFTs. NFTs previously issued by the Company are only available on third-party trading sites that the Company does not operate or control. The Company’s only continued interest in the previously-issued NFTs is royalties received on secondary sales, which are minimal.

Securities and Exchange Commission

October 20, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 87:

NFT Business

. . .

Currently, we do not operate a platform in which users may directly purchase and sell NFTs. On the NFTSTAR website users are redirected to third-party platforms for the purchase of NFTs. Users cannot purchase NFTs directly from the NFSTAR owned website because we removed trading function from the website in May 2022. We do not execute or effectuate purchases, transfers, or sales of NFTs. We do not provide any other NFT services to our customers.

Historically, we accepted Ethereum as payments for our NFT products. We determined the value of Ethereum on the date of NFT sale, which is also the date when we received the Ethereum. We recorded revenue using the fair value of Ethereum of that date based on the quote of reputable crypto exchange.

We did not have a standard policy to monetize the Ethereum we earned from the sale of our NFT products. As of the date of this annual report, we had earned 729 Ethereum from the sale of our NFT products and recognized US$1.5 million revenue. We only sold our Ethereum once in July 2023, when we sold 330 Ethereum and monetized approximately US$0.6 million.

22.	In future filings, please disclose the services you currently offer on your platform. To the extent that you offer wallets to NFTs holders and/or others and hold customer assets on your platform, please revise to disclose the steps you take to safeguard your customers’ crypto assets, describe any policies and procedures you have regarding the commingling of assets, including customers’ assets, your assets and those of affiliates or others. In addition, identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

Securities and Exchange Commission

October 20, 2023

Response:

The Company respectfully advises the Staff that it terminated NFTSTAR and MetaGoal operations in 2023 since their revenues were much lower than expected. Since January 2023, the Company no longer mints or offers NFTs, or provided any services related to previously minted NFTs. NFTs previously issued by the Company are only available on third-party trading sites that the Company does not operate or control. The Company’s only continued interest in the previously-issued NFTs is royalties received on secondary sales, which are minimal.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 88:

. . .

We do not operate a platform in which users may directly purchase and sell NFTs. The Company terminated NFTSTAR and MetaGoal operations in 2023 and no longer mints or offers NFTs, or provides any services related to previously minted NFTs. The Company does not offer wallets or any other NFT storage related services. On the NFTSTAR website, users are redirected to third-party platforms for the purchase of NFTs. Users may connect their third-party digital wallets to view NFTs which were purchased in the past, however the use of such wallets is subject to the terms and conditions of the applicable provider of the wallet. Users cannot purchase NFTs directly from the NFSTAR website because the Company has removed trading function from the website. We do not execute or effectuate purchases, transfers, or sales of NFTs. Wallets are not operated by, maintained by, or affiliated with NFTSTAR, and NFTSTAR does not have custody or control over the contents of users’ wallets and has no ability to retrieve or transfer its contents.

Securities and Exchange Commission

October 20, 2023

23.	In future filings, please disclose whether you offer your NFTs or any other services to U.S. persons and within the U.S.

Response:

The Company respectfully advises the Staff that it terminated NFTSTAR and MetaGoal operations in 2023 since their revenues were much lower than expected. Since January 2023, the Company no longer mints or offers NFTs, or provided any services related to previously minted NFTs. NFTs previously issued by the Company are only available on third-party trading sites that the Company does not operate or control. The Company’s only continued interest in the previously-issued NFTs is royalties received on secondary sales, which are minimal.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 90:

Internal procedures

. . .

The Company terminated NFTSTAR and MetaGoal operations in 2023 and no longer mints or offers NFTs, or provides any services related to previously minted NFTs. Historically, NFTSTAR has not explicitly restricted U.S. persons from the use of its website and services. However, it’s legally binding terms and conditions of the use published on its website provides that users are prohibited from accessing or using NFTSTAR services if such use would violate applicable laws of such users. NFTSTAR reserves the right to add and remove any approved regions to its terms and conditions.

Securities and Exchange Commission

October 20, 2023

Internal procedures, page 90

24.	Refer to your response to comment 1. We note your disclosure:

•	On page 35, “Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin or Ethereum are securities in their current form;”

•	On page 35, “Bitcoin and Ethereum are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed a view;”

•	On page 35, “With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities’;”

•	On page 90, “The legal test for determining whether any given crypto asset is a security .. . . evolves over time, and the outcome is difficult to predict;” and

•	On page 90, “The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset is a security.”

In future filings please remove or revise these statements in light of the fact that the Commission has identified numerous crypto assets as securities, the reference to public statements about Ethereum in its current form are inaccurate, the legal tests are well-established by U.S. Supreme Court case law, and the Commission and staff have issued reports, orders and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 35:

It is uncertain whether certain cryptocurrencies fall within the definition of a “security” under the U.S. federal, state or foreign securities laws. If ~~one~~ any of the cryptocurrencies that we possess are deemed to be a security under any U.S. federal or state or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency, and we could be subject to legal or regulatory action.

Securities and Exchange Commission

October 20, 2023

The SEC and its staff, as well as U.S. state securities regulators, have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal and state securities laws. U.S. Supreme Court case law and the SEC staff have indicated that the determination as to whether a cryptocurrency is a security or not depends on the characteristics and use of that particular asset. A non-exhaustive list of cryptocurrencies declared as securities by the SEC includes FTX Token, Algorand, Filecoin, BNB and Binance USD. A number of enforcement actions and regulatory proceedings have since been initiated against crypto assets and crypto asset products and their developers and proponents, as well as against trading platforms that support crypto assets. ~~As a result, determination as to whether a particular cryptocurrency is a security is a highly complex, fact-driven analysis whose outcome is difficult to predict.~~ It is ~~also~~ possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. ~~Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin or Ethereum are securities in their current form. Bitcoin and Ethereum are the only cryptocurrencies as to which senior officials at the SEC have publicly expressed a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. With respect to all other cryptocurrencies, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular cryptocurrency could be deemed a “security” under applicable laws.~~ Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC. In addition, several foreign governments have also issued similar warnings cautioning that crypto assets may be deemed to be securities under the laws of their jurisdictions.

With respect to Ethereum, proof-of-stake mechanism might have brought Ethereum closer to a “security” because its interest payouts require little work and rhyme with the Howey Test’s “expectation of profit.” In a lawsuit filed against Seychelles-based crypto-exchange KuCoin in March 2023, it was argued that by shifting to proof-of-stake, Ethereum no longer relies upon competition between computers, but instead now relies on a pooling method that incentivizes users to own and stake Ethereum; and that the shift to proof-of-stake significantly impacted the core functionality and incentives for owning Ethereum, because Ethereum holders now can profit merely by participating in staking.

~~The determination as to whether a cryptocurrency is a security is a fact-driven analysis and the outcome may be difficult to predict.~~ Our risk-based assessments about whether certain cryptocurrencies are securities are not legal determinations. The classification of a cryptocurrency as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets. For example, a cryptocurrency that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in cryptocurrencies that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade cryptocurrencies that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency.

Securities and Exchange Commission

October 20, 2023

To the extent that the SEC or a court determines that any cryptocurrency supported by a trading platform is a security, that determination could prevent the platform from continuing to facilitate the trading of that cryptocurrency. It could also result in regulatory enforcement penalties and financial losses to the platform if it was determined to have liability to its customers and thus had to compensate them for any losses or damages. Such a platform could also be subject to judicial or administrative sanctions for failing to offer or sell the cryptocurrency in compliance with securities registration requirements, or for acting as a securities broker or dealer without appropriate registration. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that traded those cryptocurrencies and suffered trading losses might also seek to rescind the transactions facilitated by the platform on the basis that such trades were conducted in violation of applicable law, which could subject the trading platform operator to significant liability and losses.

Page 90:

Internal procedures

~~As of the date of this annual report, we only mine Bitcoin. Public statements by senior officials at the SEC indicate that the SEC does not currently intend to take the position that Bitcoin is a security in its current form.~~ In recent years, the SEC and U.S. state securities regulators have stated that many or most crypto assets or crypto asset products constitute securities under U.S. federal and state securities laws. A number of enforcement actions and regulatory proceedings have since been initiated against crypto assets and crypto asset products and their developers and proponents, as well as against trading platforms that support crypto assets. Several foreign governments have also issued similar warnings cautioning that crypto assets may be deemed to be securities under the laws of their jurisdictions. The SEC defines securities based on the Howey Test, which says a security is “a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” Therefore, for any ~~other~~ crypto assets, including our NFTs, we take this definition as determination guideline. ~~However, the legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.~~

. . .

Securities and Exchange Commission

October 20, 2023

Operating and Financial Review and Prospects, page 111

25.	In future filings, to the extent material, explain whether, to your knowledge, crypto assets you have issued serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. If so, discuss whether the current crypto asset market disruption has impacted the value of the underlying collateral and explain any material financing and liquidity risk this raises for your business.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 111:

. . .

To the Company’s best knowledge, no crypto assets belonging to the Company serve as collateral for any other person’s or entity’s loan, margin, rehypothecation or similar activity. We have 38 Bitcoins pledged to Binance, and therefore, they are temporarily held on NBTC’s account on Binance exchange. The Company expects these 38 pledged Bitcoins will be released in late 2023 or early 2024.

Securities and Exchange Commission

October 20, 2023

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year 2022 Compared to Year 2021, page 118

26.	You disclose that in 2021 you recognized a gain on rebooking the investment in FF Intelligent. Please tell us the amount of the gain recognized and how you applied the accounting literature to your facts and circumstances.

Response:

The Company respectfully advises the Staff that in March 2019, the Group entered into a joint venture agreement with Faraday & Future Inc. (“F&F”) in an attempt to enter into electric vehicle business. In April 2019, the Group paid an initial deposit of US$5 million to F&F.

In November 2020, the Group converted the initial deposit of US$5 million into 2,994,011 Class B ordinary shares of FF Intelligent, the holding company of F&F that operates its electric vehicles business, at a pre-agreed conversion price set forth in the joint venture agreement. As the prepaid deposit for joint venture was fully impaired in 2019 and recorded as impairment of other long-lived assets because the actual progress on the joint venture was below expectations. The initial recognition for the investment in FF Intelligent is recorded at nil in 2020.

On July 21, 2021, FF Intelligent completed a merger with a SPAC company and became a public company FF Intelligent Electric Inc. (Nasdaq: FFIE). The Group owns 423,053 shares of FFIE after the merger. Such shares are subject to a 6-month lock-up period and were released to The9’s brokerage account in January 2022.

The closing share price of FFIE on July 21, 2021 was US$13.78 per share. The Group rebooked the investment for the 423,053 shares of FFIE received from F&F and recognized a gain on investments of US$5,829,670. As of December 31, 2021, the share price of FFIE dropped to US$5.32 per share. The fair value of the 423,053 shares was US$2,250,642 at December 31, 2021. The Group adopted Accounting Standards Codification Topic 321, Investments – Equity Securities (ASC 321) and marked to market on the 423,053 shares of FFIE at December 31, 2021 and recognized a loss on change in investments of US$3,579,028 from the initial recognition on July 21, 2021. The Group recognized a net gain of US$2,250,642 for the year ended December 31, 2021 and adjusted the investment on the balance sheet based on its fair value as of December 31, 2021 accordingly.

Securities and Exchange Commission

October 20, 2023

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 163

27.	Please respond to the following:

•	You disclose that your management, with the participation of your chief financial officer and internal audit manager, evaluated the effectiveness of your internal control over financial reporting. We note from Exhibits 12.1 and 12.2 that your principal executive officer is your CEO and your principal financial officer is your CFO. Tell us whether your principal executive officer participated in the evaluation of the effectiveness of your internal control over financial reporting and why you do not refer to that participation in your disclosure. Refer to Rule 13(a)-15(c) under the Exchange Act.

•	You disclose that management concluded that the company did not maintain effective internal control over financial reporting as of December 31, 2022 due to a significant deficiency related to the untimely period-end closing at the subsidiary level for certain subsidiaries. Tell us in sufficient detail why you refer to the matter identified as a significant deficiency and not a material weakness. Refer to AS 2201.62 to 2201.70 and 2201.A7 and .A11.

Response:

The Company respectfully advises the Staff that its CEO and CFO understand its responsibility for establishing and maintaining disclosure controls and procedures. For the evaluation of the effectiveness of the Company internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, both its CEO and CFO actually participated in the evaluation work. In its future filings, the Company will improve its disclosure by including its CEO in the participation of the evaluation work as well.

The subsidiaries in which untimely period-end closing occurred only contributed US$0.9 million revenue and US$1.0 million loss to the Group, which accounted for approximately 5% and 1% of the Group’s revenue and loss respectively. Also, such untimely period-end closing only led to a delay in the Company’s original planned Form 20-F filing timetable but not affecting the accuracy of its financial information. Moreover, the Company has already instructed those subsidiaries how they can remediate this matter. Therefore the Company believes this matter is a significant deficiency and not a material weakness.

Securities and Exchange Commission

October 20, 2023

Consolidated Financial Statements

Report of Independent Public Accounting Firm, page F-3

28.	Please respond to the following:

•	We note that the report of RBSM LLP does not refer to an audit of the schedule. Amend the filing to include an audit report that includes a reference to the schedule included pursuant to Rule 12-04 of Regulation S-X. Refer to AS 3101.

•	Ask RBSM LLP to amend their report to define the term PCAOB, such as, if true, Public Company Accounting Oversight Board (United States). Refer to AS 3101, including Appendix B.

•	Ask RBSM LLP to include in their audit report the statements required by AS 3105.60, or tell us why those statements are not required.

Response:

We acknowledge the Staff’s comment and we have discussed these matters with our current auditor, RBSM LLP. These are deemed as typographical errors and RBSM LLP will revise its report in accordance with Rule 12-04 of Regulation S-X, AS 3101 and AS 3105.60. Our current auditor respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure, with deletions shown as strike-through and additions underlined). The Company undertakes to file an amendment to the 2022 Form 20-F with the Commission to include the revised disclosure as soon as the Company clears the Staff’s comments on the 2022 Form 20-F.

Pages F-2 to F-3:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The9 Limited, its subsidiaries and consolidated variable interest entity (the “Group”) as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in equity (deficit), and cash flows for each of the two years in the period ended December 31, 2022, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Securities and Exchange Commission

October 20, 2023

Going Concern

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2.1 to the consolidated financial statements, the Group has suffered recurring losses from operations, generated negative cash flows from operating activities, had a working capital deficit and will require additional capital to continue as a going concern. These conditions, along with other matters set forth in Note 2.1, raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the ~~audits~~ audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Securities and Exchange Commission

October 20, 2023

Report of Independent Registered Public Accounting Firm, page F-4

29.	The signature on the audit report is Grant Thornton, however the name registered for PCAOB ID 1487 (the PCAOB ID disclosed on page F-1) is Grant Thornton Zhitong Certified Public Accountants LLP. Further, the name on the consent included as Exhibit 15.4 is Grant Thornton Zhitong Certified Public Accountants LLP. Please amend the filing to include an audit report signed with the PCAOB registered firm’s name. Refer to General Instruction E(c)(2) of Form 20-F.

Response:

We acknowledge the Staff’s comment and we have discussed these matters with our former auditor, Grant Thornton Zhitong Certified Public Accountants LLP. Our former auditor respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure, with deletions shown as strike-through and additions underlined). The Company undertakes to file an amendment to the 2022 Form 20-F with the Commission to include the revised disclosure as soon as the Company clears the Staff’s comments on the 2022 Form 20-F.

Page F-4:

/s/ ~~GRANT THORNTON~~ GRANT THORNTON ZHITONG CERTIFIED PUBLIC ACCOUNTANTS LLP

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

30.	We note that you present an amount for income (loss) from operations and classify realized gain on exchange cryptocurrencies in other non-operating income and expenses. Per ASC 360-10-45-5, if a subtotal such as income from operations is presented, you should include the amount of gains or losses recognized on the sale of a long-lived asset, that is not a discontinued operation, within that total. Please tell us why you classify realized gain on exchange cryptocurrencies in other non-operating income and expenses.

Securities and Exchange Commission

October 20, 2023

Response:

We acknowledge the Staff’s comment. We account for the cryptocurrencies in accordance with the guidance of ASC 350 and we classify the cryptocurrencies as current assets. We recognized the gain and loss from the exchange of cryptocurrencies based on ASC 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets. This realized gain on exchange of cryptocurrencies only represents approximately 1.21% and 1.13% of Total operating (expenses) income and Income (loss) from operations, respectively. We respectfully propose to revise and reclassify the realized gain on exchange of cryptocurrencies to include in income (loss) from operations in our future filings.

31.	You disclose that you recognized a realized gain on exchange of cryptocurrencies of RMB10,864,747 in 2022. In the statements of cash flows on page F-11, you disclose Proceeds from sales of cryptocurrencies of RMB5,637,172. Please explain to us how you realized a gain greater than the amount of your proceeds. Also, given your impairment accounting policy, tell us how you recognized a realized loss for ETH in 2022 as shown in the table on page F-36.

Response:

We acknowledge the Staff’s comment. The realized gain on exchange of cryptocurrencies of RMB10,864,747 resulted from a) realized gain on exchange of BTC into other cryptocurrencies of RMB9,730,321, b) realized gain from the sales of BTC for cash of RMB1,348,367, and net of c) realized loss from the exchange of ETH into other cryptocurrencies of RMB213,941. We recognized the gain and loss from the exchange of cryptocurrencies based on ASC 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets. The difference between the fair value of the noncash consideration received and the carrying value of the asset exchanged results in a gain or loss that should be recognized in the statements of operations. The proceeds from sales of cryptocurrencies of RMB5,637,172 resulted from the sales of BTC for cash, for which we recognized a realized gain of RMB1,348,367 as discussed above. We recorded all of our cryptocurrencies at cost if purchased or exchanged and at fair value if they were from our mining activities, then adjusted accordingly for any impairment when the carrying value of the cryptocurrencies exceeded the fair value of the cryptocurrencies. We recognized a realized loss of RMB213,941 resulting from the exchange of ETH into other cryptocurrencies, such as USDT, where we received the USDT at its fair value, and such consideration is less than the net carrying value of the ETH we exchanged or derecognized at the time.

Securities and Exchange Commission

October 20, 2023

Consolidated Statements of Cash Flows, page F-11

32.	Please respond to the following:

•	Tell us what the item, Change in cryptocurrencies, represents and how it was calculated.

•	Tell us where you include the separate components of the changes in your balance sheet account, Cryptocurrencies, in the statements of cash flows, including the non-cash consideration you receive from cryptocurrency mining revenue and the net realized gain from the sale of cryptocurrencies. Tell us why these amounts are not reflected as adjustments to reconcile net loss to net cash used in operating activities.

Response:

We acknowledge the Staff’s comment. The Changes in cryptocurrencies of RMB42,755,444 presented in the cash flows from operating activities consisted of a) non-cash consideration we received from cryptocurrency mining revenue, b) non-cash consideration we received from NFT business and online game services, c) non-cash cryptocurrencies exchanged for services, d) realized gain from the sale of cryptocurrencies for cash, and e) realized gain from cryptocurrencies exchanged for another cryptocurrencies. These items are included in the net cash used in operating activities, as the nature of these is for operations.

The change in Cryptocurrencies as of December 31, 2022 from December 31, 2021 as per the consolidated balance sheets, a) a decrease of RMB19,776,696 (RMB66,341,653 – RMB86,118,349), b) add back of the impairment of cryptocurrencies of RMB58,624,256 and token impairment of RMB4,586,694 included in “Impairment (gain) on other investments” line item, which is presented in cash flows from operating activities, c) subtract the Changes in cryptocurrencies of RMB42,755,445 as per above, then subtract and add back of investing activities: d) subtract the purchase of intangible assets of RMB6,315,981, and e) add back of proceeds from sales of cryptocurrencies of RMB5,637,172, which are presented in the cash flows from investing activities.

We respectfully advise the Staff that we will further breakdown the line item; Changes in cryptocurrencies and present separately in the cash flows from operating activities in our future filings.

Securities and Exchange Commission

October 20, 2023

Note 2. Principal Accounting Policies
<1> Basis of Presentation
Going Concern and Management’s Plans, page F-13

33.	We note the going concern paragraphs in the audit reports on pages F-2 and F-4. Please revise future filings to include a statement in the notes to the financial statements indicating that there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Refer to ASC 205-40-50-13.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), if the going concern issue still exists, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

. . .

The negative financial performance of the Group has raised a substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

<9> Cryptocurrencies, page F-17

34.	Please tell us how your classification of cryptocurrencies as current assets is consistent with the definition of current assets in ASC 201-10-20. For each digital asset type held at December 31, 2022 and 2021, tell us the average length of time it has been held and how frequently it turns over, explaining how you calculated this turnover.

Response:

The Company respectfully advises the Staff that:

ASC 201-10-20 defines current assets as “cash and other assets or resources commonly identified as those that are reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business.” The determination of whether cryptocurrencies qualify as current assets is based on the following considerations:

•	Normal Operating Cycle: We started our cryptocurrency mining business in February 2021. At the beginning, when our cash position was still strong, we had kept the cryptocurrencies we mined. That explained why our Bitcoin holding period was relatively longer as of December 31, 2021 (see below). We have been holding cryptocurrencies with the intention of selling or converting them into cash or using them to settle short-term obligations (mainly hosting fees) within its normal operating cycle, therefore they should be classified as current assets.

Securities and Exchange Commission

October 20, 2023

•	Readily Convertible to Cash: Cryptocurrencies should be classified as current assets if they are readily convertible to cash within a relatively short time frame. We expect to convert the cryptocurrencies into cash or cash equivalents within a 12-months period.

•	Intention and Ability to Sell or Consume: We have the intention to sell or consume cryptocurrencies within the normal operating cycle or within a 12-month period and we have the ability to do so without incurring significant restrictions or penalties.

To calculate the length of time the digital assets had been held, we use FIFO method to account for the age of digital assets we mined every day. Then we calculated the weighted average age (or length of time they had been held) of the digital assets as of year ends.

To calculate how frequently the digital assets turn over, we tracked the subsequent sale/usage of our digital assets after year ends. Also based on FIFO, we found out how many days after year ends the last piece of digital assets we held as of year ends was sold/used (A). Then we add those numbers of days to the length of time they had been held (B) to find out the average lives of the digital assets (A+B).

Digital assets we held at December 31, 2022:

•	Length of time they had been held:

Securities and Exchange Commission

October 20, 2023

o	Bitcoin: 120 days.

o	Tether: 2 days.

o	Ethereum: 225 days.

o	Filecoin: 52 days.

o	Binance: 33 days.

•	Their turnover period:

o	Bitcoin: 160 days + 120 days = 280 days.

o	Tether: 6 days + 2 days = 8 days.

o	Ethereum: 186 days + 225 days = 411 days.

o	Filecoin: 166 days + 52 days = 218 days.

o	Binance: 94 days + 33 days = 127 days.

Digital assets we held at December 31, 2021:

•	Length of time they had been held:

o	Bitcoin: 235 days.

o	Tether: 33 days.

•	Their turnover period:

o	Bitcoin: 299 days + 235 days = 534 days.

o	Tether: 45 days + 33 days = 78 days.

35.	Regarding your impairment testing for cryptocurrencies, please tell us the following information for each type of cryptocurrency held and reference for us the authoritative literature you rely upon to support your accounting:

•	Tell us the market(s) you used to determine the quoted prices used to assess impairment.

Securities and Exchange Commission

October 20, 2023

•	Tell us whether these market(s) are your principal market(s), and if not, explain why not, and how the markets were determined.
•	We note that you did not provide the disclosure regarding the reasons for the impairment of your cryptocurrencies as previously requested in comment 16 of our September 15, 2022 letter. In future filings, include any disclosures required by ASC 350-30-50-3(a).

Response:

The Company respectfully advises the Staff that:

We use Binance as our principal market to sell our cryptocurrencies because it is the biggest crypto exchange in the world. Since Binance does not have the Application Programming Interface (API) of historical cryptocurrency price, we could not access the specific historical cryptocurrency price from Binance. Therefore we have been using another cryptocurrency exchange Huobi where we can use their API to obtain the specific historical cryptocurrency price that we need. The difference in cryptocurrency price between Binance and Huobi is insignificant. Therefore we believe using Huobi as a reference of historical cryptocurrency price for impairment assessment is appropriate.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page F-37:

9. CRYPTOCURRENCIES

. . .

The Company monitors and tracks the cryptocurrency price on a daily basis and uses the intraday low quoted price of the cryptocurrencies to calculate the impairment charge when the carrying amount of the cryptocurrencies exceeds their fair value at any time.

Securities and Exchange Commission

October 20, 2023

<13> Revenue Recognition, page F-19

36.	Please provide us your analysis supporting your revenue recognition policy for your Bitcoin mining pool participation activities. In your response, where appropriate, reference the authoritative literature relied upon to support your accounting:

•	Provide us a representative sample contract for your Bitcoin mining and cross reference your analysis to the specific provisions of the contracts. Be sure to include terms related to the promises and related performance obligations, calculation of consideration, and payment.
•	Tell us about the term of your contracts and the period of service for which the mining pool operators determine your compensation.
•	Tell us whether there are any penalties for contract termination by either party and whether you can withdraw computing power midterm and reinstitute it later. In your response tell us your consideration of the guidance in Questions 7 or 8, as applicable, to the FASB Revenue Recognition Implementation Q&A’s and the impact on your determination of both contract inception and duration.
•	Tell us about your process to identify your performance obligations. Refer to ASC 606-10-25-14 to 25-22.
•	Tell us how and when you report your work performed to the pool operator. In this regard, explain whether you report each nonce completed or only report when all nonces assigned are completed or at some point in between.
•	Tell us your consideration for treating each nonce you are assigned as a performance obligation or whether the range of all nonces for an individual block is a separate performance obligation.
•	Tell us the nature of the consideration specified in the contract, how the amount of consideration is determined, and the payment terms. Highlight terms that cause variability for your cryptocurrency awards. Also discuss whether or not you receive transaction fees in addition to cryptocurrency awards.

Securities and Exchange Commission

October 20, 2023

•	Tell us how you might have insight into whether the amount of non-cash consideration received from the pool operator is the appropriate amount.
•	With respect to the timing of revenue recognition, you disclose that because it is not probable that a significant reversal of cumulative revenue will not occur, you constrain the consideration until the mining pools successfully place a block and you receive confirmation of the consideration, at which time revenue is recognized. Tell us how your accounting policy considered ASC 606-10-25-23 to 25-25 and ASC 606-10-31-11 to 32-12 and discuss at what point the uncertainty associated with the variable consideration is resolved and why. Tell us whether you are able to estimate your hashrate as you perform your services.
•	Tell us when you receive confirmation of consideration.
•	Tell us when you satisfy your performance obligation. Refer to ASC 606, including ASC 606-10-25-23 to 25-30. Tell us the relevant factors considered in determining when revenue should be recognized.
•	In future filings disclose the time frame of when the cryptocurrencies are deposited into your wallet and your principal market(s).

Response:

The Company respectfully advises the Staff that Bitcoin mining involves solving complex mathematical puzzles to add new blocks to a blockchain. Miners in a mining pool work together to find a solution, and once a solution is found, it needs to be reported to the pool operator. Here’s how this process typically works:

(a)	Nonce Assignment: Miners are assigned a range of nonces to test as part of their mining work. A nonce is a number that miners change in the block’s header to try and find a valid hash that meets the network’s difficulty criteria.

(b)	Work Verification: Miners independently test each nonce in their assigned range by hashing the block’s header with the nonce and checking if the resulting hash meets the network’s difficulty requirements. This is computationally intensive work.

(c)	Reporting to Pool: When a miner successfully finds a valid nonce (i.e., a nonce that results in a hash below the target difficulty), they report this finding to the pool operator. Typically, this reporting includes the nonce that produced the valid hash and the block template used for mining.

(d)	Reward Distribution: Once the pool operator receives the valid nonce and verifies it, they distribute the mining reward among the contributing miners based on their work. The reward is often distributed in proportion to the computational power (hashrate) contributed by each miner.

Securities and Exchange Commission

October 20, 2023

(e)	Each nonce attempted by a miner is not treated as a separate performance obligation. The objective is to find a valid nonce to solve a block, and miners are compensated based on their overall contribution to this process.

(f)	The range of nonces for an individual block is typically considered as a single performance obligation, and miners are rewarded based on their cumulative efforts within that block.

The theoretical revenue per T can be verified through link: https://explorer.btc.com/btc/insights-mining-earnings.

We have entered into a Bitcoin mining agreement with one mining pool operator for a three-year term with an option to extend an additional one year effective on May 20, 2021. We agreed to provide computing power to the mining pool operator in exchange for non-cash consideration in Bitcoin, based on our actual computing power provided and settlement is on a daily basis. We are entitled to a fractional share of the cryptocurrency award from the mining pool operator based on our daily computing power provided to the mining pool. The mining pool operator agreed to provide bitcoin mining pool support service for us in exchange for a fee as non-cash consideration in Bitcoin, which will be deducted from our consideration before the mining pool operator settles and deposits our share of the reward to our designated digital wallet on a daily basis (such mining pool support service fee is recorded as a component of the cost of mining revenues). Please see Annex A for a copy of the Bitcoin mining agreement.

The provision of providing the computing power is the only performance obligation in our agreement with the mining pool operator. In cryptocurrency mining, the mining pool operator is using the collective computing resources of the mining pool participants, attempts to be the first to solve a mathematical algorithm that serves to verify individual transaction in exchange for specified consideration paid by the blockchain, to the mining pool operator in Bitcoin. The mining of cryptocurrency in exchange for consideration involves the delivery of computing power which is an output of our ordinary business activities. We concluded that the mining pool operator would be considered as our customer, a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration, and so that our transaction verification services from the computing power provided to the mining pool operator fall within the ASC 606.

Securities and Exchange Commission

October 20, 2023

Based on the facts and circumstances of our relationships with the mining pool operator, we concluded that the contract arises at the point that we begin to provide computing power to the mining pool operator and is settled on a daily basis. While we have no obligation to perform and can exit the mining pool at any time or stop our computing power activities and or resume at a later date, when we do provide computing power, we have a right to a share of the consideration received by the mining pool operator, if any, for the proportionate share of the computing power that we have provided, which is measured on a daily basis. Our mining pool operator uses the Full Pay Per Share (FPPS) settlement model or payout method and assumes the risk of income fluctuations due to changes in luck (chance or probability). Theoretically, earnings and transaction fees are distributed to participants based on the computing power or hash rate in the FPPS. If our actual mining revenue is lower than the FPPS theoretical earnings caused by the mining pool, our mining pool operator will make up the earning difference to us based on the FPPS theoretical earnings. The theoretical earnings and transaction fee rates for the day can be found in the block explorer in the average block transaction fee rate for the current settlement period. Daily earnings are settled between 8:00 am to 5:00 pm Beijing Standard Time.

These types of arrangements with a mining pool operator are customary within the cryptocurrency industry, and we concluded that such arrangements meet all of the criteria set for in ASC 606-10-25-1 to be considered a contract.

The agreement is terminable at any time by either party without compensation (that is, other than paying amounts due as a result of goods or services transferred up to the termination date), the duration of the contract does not extend beyond the goods or services already transferred. This is the case whether the contract has a specified contract period or not. We considered the guidance in Questions 7 or 8 to the FASB Revenue Recognition Implementation Q&A and the impact on our determination of both contract inception and duration. We concluded that the duration of this mining service agreement does not extend beyond the services already provided since each party can terminate the contract without compensating the other party. The mining service agreement is a period-to-period contract because it is terminable at any time by either party without compensation. A new contract is determined to exist each period (i.e. second, minute, hour, day) that neither us nor the mining pool operator, terminate the arrangement. Our agreement is in substance renewed daily and the contract inception date is the same date as when we begin to provide computing power to the mining pool operator each day, and the duration is daily when the consideration is determined based on the computing power we contributed to the mining pool.

Securities and Exchange Commission

October 20, 2023

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. In identifying the performance obligation in a contract, ASC 606-25-14 provides the following guidance:

At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a.	A good or service (or a bundle of goods or services) that is distinct.
b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (see ASC 606-10-25-15).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The provision of computing power as part of the mining pool operator’s transaction verification service is our only performance obligation. Mining pool participants that are successful in adding a block to the blockchain (by verifying an individual transaction), are automatically awarded by the mining pool operator a number of cryptocurrencies, i.e. Bitcoin for their effort based on their proportionate share of computing power provided to the mining pool in that successful transaction verification and block addition, adjusted for transaction fees.

Our only performance obligation is providing computing power per the agreement entered into with our mining pool operator. We are only entitled to the consideration in exchange for the computing power provided to the mining pool operator.

The FPPS reward systems contain two components, (1) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), and (2) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator.

Transaction fees refer to the total fees paid by users of the network to execute transactions during the contract term. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees. The transaction fees paid out by the mining pool operator to us is based on the proportion of hashrate we contributed to the mining pool to the total network hashrate.

Securities and Exchange Commission

October 20, 2023

We can verify our daily computing power contributed to the mining pool operator and verify whether the non-cash consideration earned and received from the mining pool operator is the appropriate amount as per the agreement. We have performed our verification of the appropriateness on the cryptocurrencies earned and received from the mining pool operator on a monthly basis with no exceptions noted.

The computing power provided by us are included in the mining pool and the control on the computing power transferred to the mining pool operator automatically.

ASC 606-10-25-23

An entity shall recognize revenue when (or as) the entity satisfies a performance obligation by transferring a promised good or service (that is, an asset) to a customer. An asset is transferred when (or as) the customer obtains control of that asset.

A customer might “obtain control” of the benefits over time (as/while the entity is performing), or at a point in time (when the entity’s performance is complete). This determination must be made at the inception of the contract and is made from the perspective of the customer. According to ASC 606-10-25-24, in order to conclude that a performance obligation is satisfied over time, it must meet one or more specified criteria. If the performance obligation does not meet any of those criteria, it is satisfied at a point in time.

ASC 606-10-25-24

For each performance obligation identified, an entity shall determine at contract inception whether it satisfies the performance obligation over time (in accordance with paragraphs 606-10-25-27 through 25-29) or satisfies the performance obligation at a point in time (in accordance with paragraph 606-10-25-30). If an entity does not satisfy a performance obligation over time, the performance obligation is satisfied at a point in time.

A performance obligation is satisfied over time if it meets one or more criteria specified in ASC 606-10-25-27.

Excerpt from ASC 606-10-25-27

Securities and Exchange Commission

October 20, 2023

An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.
b.	The entity’s performance creates or enhance an asset (for example, work in process) that the customer controls as the asset is created or enhanced.
c.	The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

As discussed above that our only performance obligation is providing computing power to the mining pool operator, which met all of the three criteria as per ASC 606-10-25-27, see above and our analysis as follows. Accordingly, the performance obligation is satisfied over time and revenue is recognized over time. The mining pool operator, which is the customer simultaneously receives and consumes the computing power or hash rates provided by us, which met criterion (a) per above and our performance obligation is satisfied over time (seconds, minutes, or hours), even when the time from start to finish is very short, maximum 24 hours or daily.

Our performance by providing computing power or hash rates does not create an asset with an alternative use to us, and we have an enforceable right to payment for the performance completed to date or on a daily basis, accordingly, we met criterion (c) per above and our performance obligation is satisfied over time (seconds, minutes or hours), maximum over 24 hours or daily.

From the point of view of providing computing power and the concepts of “transferring control” and “obtaining control”, the computing power we provided in substance created an asset and contributed to our mining pool operator, hence our control over the computing power or hash rate contributed by us, which transferred to our mining pool operator. Accordingly, we met criterion (b) per above and our performance obligation is satisfied over time (seconds, minutes, or hours), maximum over 24 hours or daily. We have an enforceable right to payment for our computing power provided to the mining pool operator as our performance obligation is satisfied over time in accordance with ASC 606-25-27. Also, the criteria in paragraph 606-10-25-15 are both met.

ASC 606-10-32-11

Securities and Exchange Commission

October 20, 2023

An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

In accordance with ASC 606-10-32-11 and 32-12, we constrain the variable consideration to which we are entitled and do not recognize revenue for such amounts until we receive confirmation of the amount, usually via the settlement of the fractional share of block reward and transaction fees in our reward account tracks by our mining pool operator for the reward amount in Bitcoin that we earned on a daily basis. We pull the daily report for our daily reward earned from our mining pool operator’s system for bookkeeping and recording of our mining transactions. Since we do not have the visibility on our contributed computing power relative to the mining pool’s total computing power at contract inception, which is one of the key inputs that determine the fractional block reward and transaction fees share to which we are entitled upon settlement of our earned fractional share, which deposited into our designated digital wallet on a daily basis. Because of this and the fact that our fractional share substantively varies from block to block, it is not probable that a significant reversal of revenue will not occur until the uncertainty related to the Bitcoin to which we are entitled ultimately resolves at settlement. At settlement, the total block reward and transaction fees consideration earned by the mining pool operator are allocated and distributed (with no provision for, or risk of, clawback) by the mining pool operator to each participant based on each participant’s contribution of computing power. Consequently, at that point in time, the risk of significant revenue reversal abates such that consideration should be added to the transaction price (and revenue is recognized accordingly). Settlement of consideration occurs within 24 hours for the computing power we contributed to the mining pool. Our non-cash consideration or revenue is based on the proportion of our computing power or hash rate contributed to the total computing power contributed by all mining pool participants and measured at each 24 hours or daily. Our non-cash consideration is all variable as it is unknown at each contract inception, which is when we begin providing computing power to the mining pool operator each day. There have not been any subsequent adjustments to the consideration earned and received, therefore we conclude that it is probable that a significant reversal of revenue recognized will not occur upon settlement.

We consider the receipt of the Bitcoin in our designated digital wallet as a form of confirmation. For reasons of operational practicality, we use an accounting convention to measure mining revenue based upon the daily quoted price of Bitcoin obtained from a principal market to determine the fair value of Bitcoin earned daily from the provision of computing power contributed to the mining pool at the time the reward we earned in Bitcoin is determined on a daily basis. At the time the Bitcoin reward we earn is determined and deposited into our digital wallet daily, the uncertainty associated with the variable consideration is resolved. This accounting convention does not result in a materially different revenue recognition from using the fair value of the Bitcoin earned at contract inception, which is within a few hours difference, and we have been consistently applied in all periods presented.

Securities and Exchange Commission

October 20, 2023

Our performance obligation is satisfied over time, which is when the computing power is provided to our mining pool operator and the Bitcoins reward we earn is determined, accordingly, our mining revenue is recognized over time and at fair value; see our analysis above.

In future filings, we will disclose the time frame when the cryptocurrencies are deposited into our designated digital wallet at their fair value at the time when the reward we earn is determined plus the reward has been deposited into our designated digital wallet, which is when we constrain the variable consideration to which we are entitled is deemed lifted. There have not been any subsequent adjustments to the consideration earned and received; therefore, we conclude that it is probable that a significant reversal of revenue recognized will not occur upon settlement. We conduct our cryptocurrency transactions, which include the sale of our cryptocurrencies for cash or the exchange of Bitcoin for another cryptocurrency via Binance, and accordingly, we consider Binance as our principal market for our cryptocurrency transactions.

37.	Please provide your analysis supporting your measurement of the non-cash consideration (cryptocurrencies) you receive for your Bitcoin mining pool participation activities. In your response, where appropriate, reference the authoritative literature you relied upon to support your accounting:

•	You disclose that you measure the non-cash consideration at fair value on the date received which is not materially different than the fair value at contract inception. Tell us how your accounting policy complies with ASC 606-10-32-21.
•	Tell us what constitutes contract inception and contract duration and why. Cite the relevant ASC 606 guidance supporting your determination.
•	Tell us the market(s) you used to determine the quoted price used to value the non-cash consideration and how you identified these market(s). Refer to ASC 820, including ASC 820-10-35-5A.

Securities and Exchange Commission

October 20, 2023

•	Tell us the market(s) in which you entered into transactions to sell digital assets during the periods presented in the financial statements and the volume of sales in each market.

Response:

ASC 606-10-32-21 requires entities to measure the estimated fair value of noncash consideration at contract inception. Cryptocurrencies are non-cash considerations and thus must be included in the transaction price at fair value at the inception of the contract, which we concluded is when we begin providing computing power to the mining pool operator on a daily basis as per our evaluation conducted in the determination of our contract inception and duration as per the guidance in Questions 7 or 8 to the FASB Revenue Recognition Implementation Q&A and impact as discussed in response to comment #37 above. Our non-cash consideration is all variable, as it is unknown at each contract inception, which is when we begin providing computing power to the mining pool operator each day. There have not been any subsequent adjustments to the consideration received; therefore, we conclude that it is probable that a significant reversal of revenue recognized will not occur upon settlement or when the Bitcoin is deposited in our designated digital wallet. The mining agreement is in substance renewed daily, and the contract inception date is the same as the date the consideration is determined and settled.

Fair value is determined for each award by taking the spot rate from the most liquid exchanges, our principal market for each cryptocurrency on a daily basis.

As discussed above, we consider contract inception is when we start providing computing power to the mining pool operator. The duration is over time, for 24 hours or daily. When the mining pool solves the block and receives the rewards from the blockchain, when our proportionate share of the non-cash consideration that we earn is determined by the mining pool operator based on our computing power contributed to the mining pool in solving the block, and the mining pool operator deposits tour share of the reward into our designated digital wallet. We are entitled to a fractional share of the block and transaction fees, which is based on the proportion of computing power we contributed to the total computing power contributed by all mining pool participants in solving the current algorithm as calculated and determined by the mining pool operator.

Securities and Exchange Commission

October 20, 2023

We use Binance as our principal market to sell our digital assets during the periods presented in the financial statements, as it is the biggest cryptocurrency exchange in the world. Binance does not provide the historical cryptocurrency quoted prices. Therefore, we use Huobi as our market to determine the fair value of the non-cash consideration, as Huobi has real-time and historical price data for all of our cryptocurrencies, which we also use to determine the impairment losses on our cryptocurrencies. Huobi is one of the world’s leading cryptocurrency exchanges. The difference in cryptocurrency quoted prices between Binance and Huobi is deemed insignificant.

38.	Please provide us your analysis supporting your revenue recognition policy for your Filecoin mining pool participation activities. In your response, where appropriate, reference the authoritative literature relied upon to support your accounting:

•	Provide us a representative sample contract and cross-reference your analysis to the specific provisions of the contracts. Be sure to include terms related to the promises and related performance obligations, calculation of consideration, and payment.
•	Tell us why you refer to a 540-day process as the term of your contracts and how this period was determined.
•	Tell us whether there are any penalties for contract termination by either party and whether you can withdraw storage and reinstitute it later.
•	Tell us about your process to identify your performance obligations. Refer to ASC 606-10-25-14 to 25-22.
•	Tell us how you and the network determine your output under the contract.
•	Tell us when you satisfy your performance obligation and the relevant factors considered in determining when revenue should be recognized.
•	Tell us the significant terms of your third-party agreement, including the distribution schedule. Tell us how you accounted for the agreement and why.
•	Tell us why 70 Bitcoins are still under pledge as of December 31, 2022. Also tell us why you have 39,152 Filecoin pledged as of December 31, 2022.
•	On page F-36 in the BTC rollforward, you show the receipt of BTC of RMB101,782,024 in 2022 for mining. This amount represents 100% of your mining revenues in 2022 as shown on page F-5. On page 112, you disclose as of December 31, 2022, you have recognized RMB0.8 million of Filecoin revenue. Reconcile these disclosures.

Securities and Exchange Commission

October 20, 2023

•	Tell us the nature of the consideration specified in the contract, how the amount of consideration is determined, and the payment terms. Highlight terms that cause variability for your cryptocurrency awards and the nature of any constraints. Also discuss whether or not you receive transaction fees in addition to cryptocurrency awards.
•	Tell us how you know whether the amount of non-cash consideration received from the network is the appropriate amount.
•	Tell us how and when you measure the non-cash consideration you receive for Filecoin mining activities. Refer to ASC 606-10-32-21.
•	Tell us what constitutes contract inception and contract duration and why. Cite the relevant ASC 606 guidance supporting your determination.
•	Tell us the market(s) you used to determine the fair value of the non-cash consideration and how you identified these market(s). Refer to ASC 820, including ASC 820-10-35-5A.
•	Tell us the market(s) in which you entered into transactions to sell digital assets during the periods presented in the financial statements and the volume of sales in each market.
•	Tell us when you receive confirmation of consideration.
•	In future filings, disclose the time frame of when the cryptocurrencies are deposited into your wallet and your principal market(s).

Response:

We knowledge the Staff’s comment. Filecoin mining, Filecoin Mainnet listed all the details at: https://spec.filecoin.io/, and there is no contract in writing, it is implied based on established practice and the understanding between the parties. The provision of computing storage space to the main networks is the only performance obligation. In exchange for that, the Company is entitled to receive a fractional share of the Filecoins awards from the main networks.

Unlike other cryptocurrency mining, Filecoin Mainnet requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the Filecoin Mainnet to start the Filecoin mining. Filecoin Mainnet will then reward the miners by Filecoins.

As a computing storage provider, we must preserve the data for the duration of the deal. Deals must have a minimum duration of 180 days, and maximum duration of 540 days. The latter value was chosen to balance long deal length with cryptographic security. We had selected the duration of 540 days. Storage providers must be able to continuously prove the availability and integrity of the data they are storing.

Securities and Exchange Commission

October 20, 2023

Most blockchain networks require upfront investment in resources in order to participate in the consensus. The more power an entity has on the network, the greater the share of total resources it needs to own, both in terms of physical resources and/or staked tokens (collateral). Filecoin must achieve security via the dedication of resources. By design, Filecoin mining requires commercial hardware only (as opposed to ASIC hardware), which means the protocol cannot solely rely on the hardware as the capital investment at stake for attackers. Filecoin Mainnet uses upfront token collaterals, as in proof-of-stake protocols, proportional to the storage hardware committed. Therefore attacking the network requires both acquiring and running the hardware, and also acquiring large quantities of the token. Upon the end of the 540-day mining process, Filecoin Mainnet will release the pledged Filecoins to the miners.

We purchased hardware servers and cooperate with third party companies as our mining partners. We contributed hardware servers and the third parties contributed Filecoins for pledging to the Filcoin Mainnet and technical support. Filecoin Mainnet has an unlock schedule to release Filecoins as rewards to miners. In the early stage of the 540 days mining process, we did not own any Filecoin. Since we did not sign any agreement with Filecoin Mainnet, we have not been legally assured by the Filecoin Mainnet that it is certain for us to receive the Filecoin rewards by the Filecoin Mainnet. Therefore we do not recognize any Filecoin mining revenue until we start to own the Filecoins being mined, as evidenced by Filecoin Mainnet showing how many Filecoins have been rewarded to the miner (our mining partners contributing pledging Filecoins and technical support and us as a whole). At that time, we will recognize Filecoin revenue based on the pre-agreed allocation among our mining partners, and the fair value of Filecoin at that time. There is no explicit penalty if contract termination by either party and whether can withdraw from the computing storage and reinstitute it later.

The actual Filecoin reward to Filecoin miners is not fixed. The more Filecoin miners contribute their computing storage to Filecoin Mainnet, the less Filecoin reward the existing miners will receive, and vice versa. From time to time, we can only check the Filecoin Mainnet which shows how many Filecoins have been rewarded to us, net of transaction cost. The transaction cost is insignificant and therefore we do not keep track.

We are providing storage capacity in a joint force with our mining partners to the Filecoin network. The provision of storage capacity is an output of our ordinary activities, therefore, we view the Filecoin network as a customer and account for the non-cash consideration we earn as revenue from a contract with a customer under ASC 606. The Fileoin network is not an entity such that it may meet the definition of a customer; however, we have concluded it is appropriate to apply ASC 606 by analogy to the rewards earned from the Filecoin network. A contract exists under ASC 606 when we begin to provide storage capacity to the Filecoin network through our mining partners in exchange for a non-cash consideration, Filecoin.

Securities and Exchange Commission

October 20, 2023

In order to identify the performance obligations in a contract with a customer, we follow ASC 606-25-14 through 25-22 guidance and concluded our only performance obligation is the provision of computing storage provided to the Filecoin network for a non-cash consideration for our proportional share of computing storage contributed to our mining partners’ mining pool.

The provision of storage capacity as part of the mining partners’ transaction verification service is our only performance obligation. Mining pool participants that are successful in adding a block to the blockchain (by verifying an individual transaction), are computed and allocated by our mining partners in a number of cryptocurrencies, i.e. Filecoin for our and other participants’ effort based on our and their proportionate share of storage capacity provided to the mining pool in that successful transaction verification and block addition, adjusted for transaction fees.

Our only performance obligation is providing storage capacity to the Filecoin network through our mining partners’ mining pool. We are only entitled to the consideration, which is Filecoin in exchange for the storage capacity provided to the Filecoin network through our mining partners’ mining pool over time.

The computing storage provided by us is included in the collective computing storage of our mining partners which contributed to the Filecoin network and the control of the computing power transferred to the network automatically.

We recognized the mining revenue from providing storage capacity contributed to our mining partners’ mining pool when our performance obligation is satisfied as evidenced by our mining partners’ computed and allocated the settlement of rewards we earned from our contribution made to the mining pool. Our non-cash consideration is all variable as it is unknown at each contract inception, which is when we begin providing storage capacity to the mining partners’ mining pool. Once the data is encapsulated, a time and space certificate is required to be submitted to the Filecoin network by our mining pool partners, from which point our mining partners collectively with all participants who completed the data storage obligations to the Filecoin network and the mining partners begins calculating the Filecoin reward. Each duration varies from daily, weekly or monthly and starts from when we begin providing storage capacity to when the data storage is completed, and when the Filecoin network block reward is distributed to our mining partners, which is then computed and distributed to us. In general, participants receive Filecoin rewards based on the amount of data stored as a percentage of the total amount of data stored in Filecoin’s network, subject to adjustments for several factors. Our mining partners provide us with the weekly or monthly settlements for our contributions made. Accordingly, we recognized mining revenue from Filecoin on the day we received the Filecoin, and the amount is at its fair value of the day.

Securities and Exchange Commission

October 20, 2023

We use Huobi as our market to determine the fair value of the non-cash consideration, as Huobi has real-time and historical price data for all of our cryptocurrencies, which we also use to determine the impairment losses on our cryptocurrencies. Huobi is one of the world’s leading cryptocurrency exchanges.

We use the below link for our Filecoin: https://www.huobi.com/en-us/trade/fil_usdt/.

We use Binance as our principal market to sell our cryptocurrencies because it is the biggest cryptocurrency exchange in the world. The difference in cryptocurrency quoted prices between Binance and Huobi is insignificant.

The original expected release date of the 70 Bitcoins was December 31, 2022 but we extended the release date and expect these pledged Bitcoins will be released in late 2023 or early 2024. As discussed above, unlike other cryptocurrency mining, Filecoin Mainnet requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the Filecoin Mainnet to start the Filecoin mining. Filecoin Mainnet will then reward the miners by Filecoins.

The line item on Page F-36 “Receipt of BTC of RMB101,782,024” is the total Cryptocurrency mining revenues for 2022, which included the mining revenue from Filecoin of RMB0.8 of mining revenue from Filecoin. The actual receipt is netted of mining pool service fees, and such mining pool service fees are included in the cost of cryptocurrency mining. In future filings, we will revise and reconcile these disclosures.

Securities and Exchange Commission

October 20, 2023

39.	You disclose that there is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and you have exercised significant judgment in determining the appropriate accounting treatment. In future filings, please reconsider the appropriateness of your statement, here and on pages 25 and 127. We observe that the FASB codification is the source of authoritative generally accepted accounting principles and that there is codification whose scope applies to your transactions.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page 25:

Because our miners are designed specifically to mine Bitcoin, our future success will depend in large part upon the value of Bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

Our operating results will depend in large part upon the value of Bitcoin because it is the primary cryptocurrency we currently mine. Specifically, our revenues from our Bitcoin mining operations are based upon two factors: (1) the number of Bitcoin rewards we successfully mine and (2) the value of Bitcoin. In addition, our operating results are directly impacted by changes in the value of Bitcoin, because under the value measurement model, we measure at fair value on the date earned ~~received~~. Fair value of the cryptocurrency award earned and received is determined using the quoted price of the related cryptocurrency at the time the amount of reward in cryptocurrency we earned, which is determined by our mining pool operator based on our computing power contributed to the mining pool on a daily basis ~~of receipt~~. ~~There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by~~ Under the guidance of the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations. This means that our operating results will be subject to daily increases or decreases in the value of Bitcoin. Furthermore, our business strategy focuses almost entirely on producing Bitcoin (as opposed to other cryptocurrencies), and our current application-specific integrated circuit (“ASIC”) miners principally utilize the “SHA-256 algorithm,” which is designed primarily for mining Bitcoin. We therefore, cannot use these miners to mine other cryptocurrencies, such as ether, that are not mined utilizing this algorithm. If other cryptocurrencies overtake Bitcoin in terms of acceptance, the value of Bitcoin could decline. Further, if Bitcoin were to switch its proof of work algorithm from SHA-256 to another algorithm for which our miners would not be suited or if the value of Bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time, we would likely incur very significant costs in retooling or replacing our existing miners with miners better suited for this new protocols and our operating results could be adversely affected. This could result in a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations, and thus harm investors.

Securities and Exchange Commission

October 20, 2023

Page 127:

Fair value of the cryptocurrency award we earned and received is determined using the quoted price of the related cryptocurrency at the time the amount of reward in cryptocurrency we earned, which is determined by our mining pool operator based on our computing power contributed to the mining pool on a daily basis ~~of receipt~~. ~~There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by~~ Under the guidance of the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Page F-19:

Fair value of the cryptocurrency award we earned and received is determined using the quoted price of the related cryptocurrency at the time the amount of reward in cryptocurrency we earned, which is determined by our mining pool operator based on our computing power contributed to the mining pool on a daily basis ~~of receipt~~. ~~There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for cryptocurrencies recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by~~ Under the guidance of the Financial Accounting Standards Board (“FASB”), the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

Securities and Exchange Commission

October 20, 2023

40.	With respect to your NFT revenues, please provide us your analysis supporting your revenue recognition policy. In your response, where appropriate, reference for us the authoritative literature you relied upon to support your accounting:

•	Provide us a representative sample contract and cross reference your analysis to the specific provisions of the contract. Be sure to include terms related to promises and related performance obligations, calculation of transaction consideration, and payment.
•	Tell us about the term of your contracts.
•	Tell us the nature of any provisions in your contracts for returns, warranties or penalties.
•	Tell us about your process to identify your performance obligations. Address all performance obligations, including the NFT and your provision of auxiliary entertainment. Refer to ASC 606-10-25-14 to 25-22 and ASC 606-10-55-36 to 55-40.
•	Tell us about how you allocate the transaction price to your performance obligations. Refer to ASC 606-10-32-28 to 32-41.
•	Tell us the nature of the consideration specified in the contract, how the amount of consideration is determined, and the payment terms, including your royalties. Discuss how you valued any non-cash consideration, including timing and determination of fair value.
•	Tell us when you satisfy your performance obligation. Refer to ASC 606, including ASC 606-10-25-23 to 25-30. Tell us the relevant factors considered in determining when revenue should be recognized.
•	Tell us about the terms of your agreements wherein you pay commission fees to third-party platforms.
•	Tell us how you account for Mcoins and Starcoins and why.
•	Tell us how you account for prizes earned by playing Metagoal and why.

Response:

The Company respectfully advises the Staff that NFTs are created and recorded using blockchain technology. Cryptocurrencies and blockchain platforms can be used to create NFTs. NFTs have gained significant prominence as digital assets representing ownership or proof of authenticity of unique items. Our NFTs are digital art collectables of our licensed soccer celebrities. Our NFTs can then be bought and sold on marketplaces that are linked to the underlying blockchain technology.

Securities and Exchange Commission

October 20, 2023

Pre-May 2022 Operations:

Our platform NFTSTAR acted as the centralized platform owner. NFTSTAR offered proprietary NFT products on its platform to the consumers. NFTSTAR owned and organized the entire creation process of the NFTs from IP license negotiation to minting of the final NFT products and displaying them on its platform for sale. NFTSTAR created its NFT products featuring sports celebrities with whom NFTSTAR entered into licensing agreements. NFTSTAR negotiated and signed license agreements with various sports celebrities to license the right to use their names, voice, likeness, quotes, visual or artistic representation and other identifiable information in order to produce proprietary NFT collections. NFTSTAR used an in-house team of digital art designers and creators who set and create artistic themes for each NFT collection. NFTSTAR sometimes outsourced art work to third-party digital art and design studios based on the work service agreements with them. Through such processes final NFT product was created and posted on our platform for sale. NFTSTAR targeted fans of these sports stars to purchase NFTs. As a platform owner, NFTSTAR offered consumers to open up accounts on the platform in order to be able to purchase and sell NFTs of their favorite sports star on the platform. Consumers were required to create a centrally managed account on the NFTSTAR’s website in order to buy the NFTs in exchange for fiat or cryptocurrencies and were able to withdraw re-sale proceeds in the form of fiat after they sold their NFTs in a secondary transaction, i.e., the Marketplace Account Operations. In connection with the Marketplace Account Operations, we used centralized web 2.0 model and collected all payments for traded NFTs into the single pool under our management. We outsourced payments in fiat to third-party PSP. KYC was conducted by PSP on their webpage. Similarly, KYC was conducted by PSP when customers withdrew fiat. We used omnibus structure for storing client payments and made withdrawals from the same account.

We target consumers who are fans of sport stars and enjoy owning piece of their likeness. Our NFTs are not marketed to reward holders with appreciation, profit, or dividends. NFTSTAR is not obligated to and does not plan to distribute any profit from its operation to any NFT holders. Our NFTs are more resembling sports cards than investment product. NFTSTAR is not an agent for the sports stars and does not extend any managerial efforts that will enhance popularity of any star and hence the value of their NFTs. Moreover, our sales proceeds are not funds which are raised with the expectation that we will build system and that investors can earn a return on the instrument.

Post-May 2022 Operations:

Securities and Exchange Commission

October 20, 2023

NFTSTAR offered its proprietary NFTs on third-party platforms. We transitioned to decentralized web3 model of operations when we do not require consumers to open centrally-managed accounts on our website in order to purchase our NFTs. Consumers may purchase NFTs from third party platforms, such as OpenSea.

The NFT sales were far below our expectation no matter when we sold on our platform or third party platform. We developed a blockchain-based on-line game, MetaGoal, trying to attract more customers. Customers may use their purchased NFTs to earn in-game currency (we called it Starcoin at the beginning and Mcoin afterwards when we wanted to separate Metagoal from NFTSTAR) and player cards. Customers may use such rewards in the game play of MetaGoal. When the customers purchased our NFTs, we did not commit to provide such Metagoal game service to the customers though. NFTSTAR TERMS AND CONDITIONS (See Annex B) which was in the NFTSTAR website do not mention Metagoal.

Alternatively, players can spend money to buy Starcoins/Mcoins to play in MetaGoal. The revenue recognition of these coins is the same as our previous online game revenue recognition (see below responses to Comment 41). The revenue recognized by MetaGoal game was approximately US$17 thousand for the year ended December 31, 2022 and US$35 thousand in the first half of 2023. Same as our previous online games, we offered some prizes to players to attract them playing MetaGoal. We spent approximately US$206 thousand on these and recognized these as our marketing expenses.

Since both NFTSTAR and MetaGoal revenue were much lower than expected, we had terminated these operations in 2023.

For NFT revenues, we recognized revenues when control of the promised goods is transferred to our customers. We earned revenue from selling the NFTs on our platforms or third-party platform. When selling the NFTs on third-party platform, we recorded the revenues from amount paid by the customers. Commission fees paid to platforms are recorded as cost of revenues. The customers can also trade directly with the other customers. We recorded the revenues from collecting the royalties (5% of the selling price between customers).

To apply the revenue recognition principles to NFT transactions, we considered the following key steps:

•	Identify the Contract: Determine whether there is a contract with a customer. We did not sign any contract with our NFT customers. Please refer to Annex B for NFTSTAR TERMS AND CONDITIONS, which is also available on NFTSTAR’s website.

Securities and Exchange Commission

October 20, 2023

•	Identify the Performance Obligations: Assess the promised goods or services within the contract. In the context of NFTs, the performance obligation is typically the transfer of ownership or access rights to the NFT. There is no refund policy of our sale of NFTs.

•	Determine the Transaction Price: The transaction price is the consideration expected to be received in exchange for transferring the promised goods or services to the customer. Our NFTs were priced in Ethereum. We recognized the revenue when we received the Ethereum and based on the market price of Ethereum on the date our customers purchased our NFTs.

•	Allocate the Transaction Price: Allocate the transaction price to each performance obligation based on its standalone selling price.

After we sold the NFTs to our customers and our customers controlled the NFTs, we do not have further performance obligation.

41.	Please provide us your analysis supporting your revenue recognition policy for your online game services. In your response, where appropriate, reference the authoritative literature relied upon to support your accounting:

•	Tell us about the significant terms of your contracts.
•	Tell us about your performance obligations and the process you used to identify your performance obligations.
•	Tell us the nature of the consideration specified in the contract, how you determined the amount of consideration, and the payment terms.
•	Tell us how you allocate the transaction price to the performance obligations.
•	Tell us when you satisfy your performance obligations and the relevant factors considered in determining when revenue should be recognized.
•	Tell us how the premium features are consumed. Tell us how you determine when to recognize revenue based on consumption versus the life of the premium features.

Securities and Exchange Commission

October 20, 2023

•	Tell us the significant terms of your online-game licensing agreements to other operators wherein you are the principal and record revenues on a gross basis. Include the nature of the associated services which you render to the customers over time. Tell us about your analysis supporting your recognition of revenue on a gross basis.
•	Tell us the significant terms of your licensing agreements where you record the game revenues on a net basis as an agent. Tell us the nature of the amounts paid to the third-party operators and how you determine those amounts. Tell us about your analysis supporting your recognition of revenue on a net basis.

Response:

The Company respectfully advises the Staff that:

Our online game revenues were insignificant from 2020 to 2022 (2020: US$96 thousand; 2021: US$72 thousand; 2022: US$19 thousand). A few years ago, our major revenue was online game revenue. At that time we developed several online games and operated them in China. Subsequently, the revenues of these games decreased and we terminated our online game operation. We licensed our proprietary online games to third party licensee operators and received monthly revenue-based royalty income from them. Normally such royalty income ranged from 10% to 20% of the licensee operators’ income. Monthly revenue-based royalty payments were recognized when the relevant services are delivered, provided that collectability is reasonably assured. We view the third party licensee operators as our customers and recognized revenues on a net basis, as we did not have the primary responsibility for fulfillment and acceptability of the game services.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing,” which contains amendments to the new revenue recognition standard on identifying performance obligations and accounting for licenses of intellectual property. The amendments related to identifying performance obligations clarify when a promised good or service is separately identifiable and allows entities to disregard items that are immaterial in the context of a contract. The licensing implementation amendments clarify how an entity should evaluate the nature of its promise in granting a license of intellectual property, which will determine whether revenue is recognized over time or at a point in time.

The flowchart below, which is reproduced from ASC 606-10-55-63A, provides an overview of the decision-making process for determining the nature of an entity’s license of IP to a customer.

Securities and Exchange Commission

October 20, 2023

•	Q1: Does the intellectual property to which the customer has rights have significant standalone functionality? (paragraph 606-10-55-59)

Answer: Yes, the game license granted has functionality which including service, use, promotion, distribution and marketing of the game to end users.

•	Go to Q2: Is the functionality of the intellectual property expected to substantively change during the license period as a result of activities of the entity that do not transfer a good or service to the customer? (paragraph 606-10-55-62(a))

Answer: Yes, the game license granted by us is online game, without the promised services provided to customer, the operation of game will have substantively change.

Securities and Exchange Commission

October 20, 2023

•	Go to Q3: Is the customer contractually or practically required to use the updated intellectual property? (paragraph 606-10-55-62(b))

Answer: Yes, for most of game licenses granted, periodic updating is predominant for an online game.

The nature of our promise is to provide the customer with a right to access our intellectual property (paragraph 606-10-55-62). Therefore the monthly revenue-based royalty payments were recognized when the relevant services are delivered, provided that collectability is reasonably assured.

<17> Cost of Revenues, page F-22

42.	Please tell us about the nature of the costs for the following and reference the accounting literature applied:

•	fee deducted by mining pools.

•	online game royalties.

•	revenue sharing to third-party platforms.

•	costs incurred to create, or mint, your NFT’s, including any fees paid to third parties.

Response:

The Company respectfully advises the Staff that:

Fee deducted by mining pools represents an operating expense incurred by Bitcoin miners. These fees are associated with the computational resources contributed to the mining pool and are typically deducted from the miner’s share of the Bitcoin rewards when a block is successfully mined.

We made reference to gross vs. net revenue recognition primarily in ASC 606-10-32, “Revenue from Contracts with Customers.” In mining operation, we are the primary obligor and principal to the Bitcoin network since we contribute the computational resources of mining machines. Mining pools simply combines miners’ computational resources to increase their chances of successfully mining new blocks on the Bitcoin network and sharing the Bitcoin rewards. Mining pools typically take around 1% to 3% as their fees. Therefore, we use gross revenue to record our mining revenue and account for the mining pool fees as one of our costs of mining revenue.

Securities and Exchange Commission

October 20, 2023

Online game royalties represent payments made to game developers or licensors, for the use of intellectual property in online game. These royalties are typically based on a percentage of revenue generated from the game. It is the industry practice for game developers or licensors to request us to pay an upfront minimum guarantee payment which represents a prepaid royalty.

The accounting treatment for prepaid online game royalties is guided by ASC 350-40 (Intangibles - Goodwill and Other) which provides guidance on accounting for intangible assets, including intellectual property. The costs associated with obtaining or licensing these assets are typically capitalized and amortized over the license period.

Revenue sharing to third-party platforms represent the cost of online game revenue incurred because we need to share a certain percentage of the revenue to certain content providers of the online games.

We made reference to gross vs. net revenue recognition primarily in ASC 606-10-32, “Revenue from Contracts with Customers.” Revenues from online game operation operated through telecom carriers and certain online games operators are recognized upon consumption of the in-game premium features based on gross revenue sharing-payments to third-party operators. We earn revenue from the sale of in-game virtual items. Revenues are recognized as the virtual items are consumed or over the estimated lives of the virtual items, which are estimated by considering the average period that players are active and players’ behavior patterns derived from operating data. Accordingly, the costs we incurred and paid to the content providers are recorded as cost of online game revenues.

Costs incurred to create or mint NFTs represent any fees paid to third-party platforms or blockchain networks for minting NFTs. Different blockchains have their own associated minting fees. For example, minting fees on the Ethereum network are often referred to as “gas fees.” These fees can fluctuate significantly depending on network congestion and the complexity of the smart contract used for minting.

There is no specific accounting literature for NFT. Since such minting costs are essential to create our NFT products, we recorded such costs in our costs of NFT sale revenue.

Securities and Exchange Commission

October 20, 2023

Note 8. Property, Equipment and Software, Net, page F-35

43.	You disclose that you recorded losses for impairment of equipment in 2021 and 2022. Please tell us and revise future filings to disclose the following. Refer to ASC 360-10-50-2:

•	A description of the facts and circumstances leading to the impairment.
•	The method(s) for determining fair value.
•	The segment in which the impaired long-lived asset (asset group) is reported.

Response:

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Page F-35:

8. PROPERTY, EQUIPMENT AND SOFTWARE, NET

. . .

The impairment loss of equipment was mainly due to the decrease in the fair value of the Group’s Bitcoin mining machines. The market price of Bitcoin mining machines is highly related to the Bitcoin price. When the Bitcoin price decreases, the demand for Bitcoin mining machines will decrease, as will the market price of the Bitcoin mining machines. The second-hand market of Bitcoin mining machines is active. The Group obtained the latest market price of the Bitcoin mining machines from vendors and compared the net book values of the Group’s Bitcoin mining machines. If the latest market price or the replacement cost of the Bitcoin mining machines obtained from vendors is less than the net carrying value of the same model of the Bitcoin mining machines recorded in our books, management of the Group will consider this as an impairment indication and record the difference as an impairment loss. The impaired equipment is reported under the Group’s cryptocurrency mining segment.

Securities and Exchange Commission

October 20, 2023

Note 9. Cryptocurrencies, page F-35

44.	With respect to your Bitcoin and Ethereum rollforwards on page F-36, please respond to the following:

•	Revise future filings to also present an aggregated rollforward for all of your cryptocurrencies.
•	Revise your rollforwards of cryptocurrencies in future filings to remove the proceeds from the sale and realized gains/losses on cryptocurrencies and replace them with the carrying value of the cryptocurrencies sold. Provide sufficient supplementary disclosure below the reconciliation to relate the carrying value of cryptocurrencies sold to the realized gains/losses on cryptocurrencies sold on your statements of operations.
•	Tell us why the Receipt of BTC from cryptocurrency mining in 2021 of RMB128,598,905 in the rollforward does not agree to mining revenue of RMB134,122,954 on the statement of operations.
•	Tell us why the Exchange of BTC into other cryptocurrency and Additions from exchange of BTC & USDT are not included as non-cash investing activities on the statement of cash flows.
•	Tell us the nature of the amount shown in the BTC and ETH rollforwards for Used in operating activities.
•	Tell us why the impairment of BTC and ETH combined for 2022 of RMB57,758,269 does not agree to the amount of RMB58,624,040 on your statement of operations.
•	Tell us where the Receipt of ETH from NFT business and Receipt of ETH from games are reflected in your statements of cash flows.

Response:

We acknowledge the Staff’s comment. In our future filings, we will revise and present an aggregated rollforward for all of our cryptocurrencies, and to remove the proceeds from the sale and realized gains/losses on cryptocurrencies, and replace them with the carrying value of the cryptocurrencies sold. Also, we will provide sufficient supplementary disclosure below the reconciliation to relate the carrying value of cryptocurrencies sold to the realized gains/losses on cryptocurrencies sold on our statements of operations.

Securities and Exchange Commission

October 20, 2023

The mining revenue of RMB134,122,954 for the year ended December 31, 2021 included 1) Receipt of BTC from cryptocurrency mining of RMB128,948,552, 2) Receipt of Chia (XCH) from cryptocurrency mining of RMB3,523,622. These are net of mining pool fees of RMB1,650,780, which deducted by our mining pool operator before they deposited our share of the cryptocurrency to our designated digital wallet.

The Exchange of BTC into other cryptocurrency and Additions from exchange of BTC & USDT are not included as non-cash investing activities on the statements of cash flows as they are not investing activities in nature. The nature of the exchange and addition is operating activities, as the activities from the exchange of BTC & USDT are immediately used for payment of our operating expenses.

We used BTC and ETH to pay certain operating expenses, which included hosting fees and consulting service fees.

The reason for the impairment of BTC and ETH combined for 2022 of RMB57,758,269 does not agree with the amount of RMB58,624,040 on our statements of operations becasue the remaining amount of RMB867,771 is for the impairment of Filecoins.

The Receipt of ETH from NFT business and Receipt of ETH from games are included in Changes in cryptocurrencies in our statements of cash flows presented in cash flows from operating activities.

Securities and Exchange Commission

October 20, 2023

45.	You disclose that you have pledged 70 Bitcoins and 39,152 Filecoins as of December 31, 2022 and their value is approximately RMB7.8 million and RMB0.6 million, respectively. Please tell us the nature of the value. That is, tell us whether it is carrying value or fair value or some other value. In future filings disclose the fair value of the pledged cryptocurrencies, the nature and remaining duration of the restrictions, and the circumstances that could cause the restrictions to lapse. Also, tell us how you are accounting for the pledged cryptocurrencies and why, citing the accounting literature you relied upon and how you applied it. In future filings, include an accounting policy for the pledged assets in the notes to the financial statements.

Response:

We acknowledge the Staff’s comment. The value of approximately RMB7.8 million and RMB0.6 million are the carrying value for the 70 Bitcoins and 39,152 Filecoins, respectively at December 31, 2022. We owned these cryptocurrencies and they are included in the Cryptocurrencies line item on our consolidated balance sheets at December 31, 2022. The restriction on these pledged cryptocurrencies is entity-specific and does not transfer in an assumed sale. Accordingly, we accounted for these cryptocurrencies in accordance with ASC350 and the value of these cryptocurrencies are their net carrying value, which is net of impairment. The original expected release date of the 70 Bitcoins was December 31, 2022 but we extended the release date and expect these pledged Bitcoins will be released in late 2023 or early 2024. As of the date of this submission, a portion of the 70 Bitcoins have already released from the pledge and the remaining Bitcoins will be released in late 2023 or early 2024. In future filings, we will disclose the fair value of the pledged cryptocurrencies, the nature and remaining duration of the restrictions, and the circumstances that could cause the restrictions to be lapse. The fair value of these pledged cryptocurrencies (combined 70 Bitcoins and 39,152 Filecoins) is approximately RMB8.8 million (US$1.3 million) at December 31, 2022, which is not significantly different from the net carrying value of RMB8.4 million (US$1.2 million) at December 31, 2022. Also, we will include an accounting policy for the pledged assets in the notes to the financial statements.

In connection with the pledged 39,152 Filecoins, unlike other cryptocurrency mining, Filecoin Mainnet requires miners not only to contribute mining machines with computing storage space, but miners also need to pledge certain amount of Filecoins to the main network to start the Filecoin mining. Upon the end of the mining process, which is typically 540 days process, the Filecoin main network will release the pledged Filecoins to the miners. If the miners want to continue the mining after the 540 days process, we can continue the pledge and the mining. If we want to terminate the mining, we can give a 60-day notice to the Filecoin Mainnet, then the pledged Filecoins will be released to us after 60 days.

Note 14. Convertible Notes, page F-43

46.	Please respond to the following:

•	You disclose that the March 2021 convertible note was due March 17, 2022, yet we note that the balance is still outstanding per the table on page F-45. Tell us the status of this note.
•	Tell us why the table of notes outstanding on page F-45, shows a line for repayment of convertible debt. Tell us why you do not reflect the net carrying amount for each convertible note. Refer to ASC 470-20-50-1D.

Securities and Exchange Commission

October 20, 2023

•	In future filings, provide any disclosures required by ASC 740-20-50-1D and 50-1E.

Response:

We acknowledge the Staff’s comment. The maturity date of the March 2021 convertible note had been extended to March 17, 2024, please see table on page F-45 for the maturity date and as disclosed on Form 20-F 2022, page 82.

The line item for “repayment of convertible debt” should be “Shares issued in lieu of payments of convertible notes”. We believe the current disclosure provides more meaningful information to the readers. In future filings, we will provide the disclosures required by ASC 740-20-50-1D and 50-1E.

Note 25. Commitments and Contingencies

25.1 Other operating commitments, page F-52

47.	Please tell us about the significant terms of your payment commitment for licenses of $37.8 million as of December 31, 2022. Tell us how you are accounting for the commitments and why, citing the accounting literature applied.

Response:

We respectfully advise the Staff that we entered into license agreements with certain international athletes (“licensors”) and the agreements ranged from two to three years term effective in November 2021. The athletes granted us the right and license to use their names, images, voices, likeness, quotes, visual or artistic representation, biographical or other identifying information to create Video Clips and NFT Products (the “NFTs”) for an annual licensing and revenue sharing fees. These agreements shall terminate upon the expiration of the respective License Term. These agreements may be terminated at any time by the written agreement of all parties. The annual licensing fees are required to pay 14 days after the signed date of the agreement for the first season and 14 days after the end of the first contractual year or 14 days after the end of the second contractual year. In addition, if payment is not made within 7 days after receiving the letter of urging payment notification from the athlete or licensor, the agreement is deemed terminated by the licensor without any explicit or implicit penalty. We viewed these agreements as year to year, and the contract inception is when we made the payment for the each license term and the agreement is terminable by all parties at any time. We recognized the payments made as prepaid for each respective year or season and amortized the prepaid over twelve months for each season or year. We decided to terminate these agreements in December 2022 and expensed the remaining prepaid balance at December 31, 2022. As the agreements can be terminated at any time by all parties, we recorded the annual licensing fees for the initial year and disclosed the remaining balance as commitment in our footnote to the financial statements. The permit or authorization or licensed rights from the Owner to the Licensee respecting the sold NFT Products are unaffected by the termination of the agreements and are perpetual.

Securities and Exchange Commission

October 20, 2023

These agreements do not met the definition of lease because the license do not constitute a depreciable asset. Licensing agreements for items such as motion picture films, plays, manuscripts, patents, and copyrights are not deemed the subject of a lease for accounting purposes even though those assets may be amortized as per ASC 840-10-15-15

The licensing agreements do not meet the definition of lease in accordance with ASC 842-10-15-9 through 15-16 and they are outside of the scope of the leasing guidance. As the agreements can be terminated at any time by all parties without any explicit or implicit penalty, we view these agreements as for a term of twelve months and renew when we pay for the next season or year, 14 days after the end of the first contractual year or 14 days after the end of the second contractual year. Accordingly, we follow the guidance of ASC 440-10-50-4 and disclose the remaining term of these agreements, which can be terminated at any time by all parties.

Note 26. Segment Reporting, page F-53

48.	Please respond to the following:

•	In future filings, please disclose total assets for each reportable segment. Refer to ASC 280-10-50-22.
•	Tell us why you did not disclose depreciation and amortization expense for each segment. Refer to ASC 280-10-50-22.

Securities and Exchange Commission

October 20, 2023

•	Tell us why you did include the geographic disclosures prescribed by ASC 280-10-50-41.

Response:

We acknowledge the Staff’s comment. We will disclose total assets for each reportable segment in accordance to ASC 280-10-50-22 in our future filings. We did not disclose depreciation and amortization expense for each segment mainly due to these depreciation and amortization expenses are substantially pertaining to the cryptocurrency mining segment. We will disclose the depreciation and amortization expense for each segment in our future filings.

We will include the geographic disclosures prescribed by ASC 280-10-50-41 in our future filings.

We respectfully advise the Staff that we have terminated and discontinued our NFT Business in 2023. We will report our NFT Business as discontinued operations in 2023 and we will reclassify the 2022 and 2021 financial statements and the related footnotes to reflect the discontinued operations of our NFT Business to conform to 2023 presentation in our future filings.

We respectfully propose to revise the referenced disclosure as follows (page references are made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in our future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. We have not reflected the reclassification of our NFT Business as discontinued operations for 2022 and 2021 but we propose to present the 2022 and 2021 segment tables as per the below 2023 table presentation.

Page F-53:

The Group is engaged in blockchain business including the operation of cryptocurrency mining and NFT business. The Group reports the operating segments based on cryptocurrency mining and NFT business. The Group’s chief operating decision maker is the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group measures the performance of its operating segments based on revenue and income (loss) from operations.

Securities and Exchange Commission

October 20, 2023

The following tables present information about the Group’s reportable segments as of and for the years ended December 31, 2023, 2022~~,~~ and 2021 ~~and 2020~~:

Year ended December 31, 2023:

	Cryptocurrency Mining		Corporate and Others		Total
	RMB	USD	RMB	USD	RMB	USD
		(Note 3)		(Note 3)		(Note 3)
Revenue
Loss from continuing operations
Depreciation and amortization
Prepayments and other current asset
Cryptocurrencies, net
Property, equipment and software, net
Total assets

Year ended December 31, 2022:

	Cryptocurrency Mining		NFT Business		Corporate and Others		Total
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
		(Note 3)		(Note 3)		(Note 3)		(Note 3)
Revenue	101,782,024	14,757,006	10,034,353	1,454,844	7,071,502	1,025,272	118,887,879	17,237,122
Loss from operations	(397,933,746)	(57,694,970)	(275,269,814)	(39,910,371)	(288,402,652)	(41,814,454)	(961,606,212)	(139,419,795)
Depreciation and amortization	87,218,639	12,645,514	—	—	4,161,949	603,426	91,380,588	13,248,940
Prepayments and other current asset	254,603,252	36,914,002	—	—	17,884,326	2,592,983	272,487,578	39,506,985
Cryptocurrencies, net	62,669,034	9,086,156	3,672,619	532,480	—	—	66,341,653	9,618,636
Property, equipment and software, net	128,975,415	18,699,677	—	—	13,872,222	2,011,284	142,847,637	20,710,961
Total assets	475,303,855	68,912,581	71,998,785	10,438,843	51,804,044	7,510,880	599,106,683	86,862,304

Year ended December 31, 2021:

	Cryptocurrency Mining		NFT Business		Corporate and Others		Total
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
		(Note 3)		(Note 3)		(Note 3)		(Note 3)
Revenue	134,122,945	21,046,818	298,817	46,891	1,453,378	228,065	135,875,140	21,321,774
Loss from operations	(67,252,412)	(10,553,371)	(20,413,919)	(3,203,389)	(229,113,810)	(35,952,957)	(316,780,141)	(49,709,717)
Depreciation and amortization	39,840,983	6,251,920	—	—	7,594,465	1,191,737	47,435,448	7,443,657
Prepayments and other current asset	394,533,886	61,910,976	116,390,410	18,264,195	17,184,991	2,696,700	528,109,288	82,871,871
Cryptocurrencies, net	86,118,349	13,513,848	—	—	—	—	86,118,349	13,513,848
Property, equipment and software, net	171,169,287	26,860,196	—	—	1,810,997	284,185	172,980,284	27,144,3821
Total assets	684,360,648	107,391,119	117,751,394	18,477,763	508,206,333	79,748,663	1,310,318,375	205,617,546

Securities and Exchange Commission

October 20, 2023

The following tables present the geographic information as of and for the years ended December 31, 2023, 2022, and 2021:

Year ended December 31, 2023:

	Revenues		Long-Lived Assets*
	RMB	USD	RMB	USD
		(Note 3)		(Note 3)
Greater China
Asia/Eastern Europe
North America
Total

Year ended December 31, 2022:

	Revenues		Long-Lived Assets*
	RMB	USD	RMB	USD
		(Note 3)		(Note 3)
Greater China	655,201	94,995	25,933,918	3,760,065
Asia/Eastern Europe	52,658,878	7,634,820	61,705,722	8,946,489
North America	65,573,799	9,507,307	67,269,694	9,753,190
Total	118,887,879	17,237,122	154,909,334	22,459,743

Securities and Exchange Commission

October 20, 2023

Year ended December 31, 2021:

	Revenues		Long-Lived Assets*
	RMB	USD	RMB	USD
		(Note 3)		(Note 3)
Greater China	1,278,918	200,690	8,174,721	1,282,792
Asia/Eastern Europe	134,421,771	21,093,709	170,995,023	26,832,851
North America	174,451	27,375	174,264	27,346
Total	135,875,140	21,321,774	179,344,008	28,142,989

* Long-lived assets include property, equipment and software, net and operating lease right-of-use assets, net.

*      *      *

Securities and Exchange Commission

October 20, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F and the Correspondence, please contact the undersigned at +86 21 6108-6080 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193-8210 or haiping.li@skadden.com. Thank you very much.

Very truly yours,

By:	/s/ George Lai
Name: George Lai
Title: Director and Chief Financial Officer

cc:	Jun Zhu, Chairman of the Board of Directors and Chief Executive Officer, The9 Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Mei Siu, Partner, RBSM LLP

ANNEX A

TRANSLATION OF MATERIAL TERMS IN

THE MEMORANDUM OF UNDERSTANDING

Memorandum of understanding

Party A: NBTC Limited

Party B: Binance Capital Management Co., Ltd

Signed date: 07/07/2021

*          *          *

1. Party A promises that

(a) from June 16, 2021, 50% of the total computing power of Party A's BTC and ETH (including future new computing power) shall be connected to Party B's mine pool.

(b) The time for BTC computing power to access coin'an mine pool shall be ≥ 3 years, and the time period shall be calculated from May 20, 2021

(c) After the expiration of the above-mentioned article (b), Party A shall extend the cooperation period as appropriate, and the extension shall be subject to ≥ 1 year.

2. Party B promises that

2.1 bitcoin mining service part

(a) provides bitcoin mining service for Party A, adopts FPPS revenue distribution mode, and the revenue calculation formula is: theoretical revenue per T * computing power * (1 + transaction fee) * (1- Platform service fee). Party A's BTC collection address is * * *

b) Based on the actual bitcoin arithmetic value achieved by Party A's mining machine connected to Party B's mining pool operation, the daily revenue will be issued, and Party A can refer to the FPPS theoretical revenue on the block browser for revenue verification. If Party A's actual mining revenue is lower than the FPPS theoretical revenue due to Party B's mining pool, Party B's mining pool will be topped up by FPPS theoretical earnings.

c) When Party A uses Party B's service, from 06/16/2021 to 04/19/2022, BTC service charge is 3%, calculated once at the end of each month. Before the expiration of this agreement, Party A guarantees to pay Party B the total handling fee of not less than 1000ph / s * 3% * 10 months. The monthly payable rate is calculated based on the average income per T in the current month.

d) In addition to the constraints of clause (c), the mining pool rate will be agreed by both parties according to market conditions.

e) Daily payment of Party A's earnings will be made from 8:00 am to 17:00 pm BST.

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d) Provide Party A with technical support for BTC mining, including but not limited to: mining pool connection, mining farm support, mining machine support, etc.

e) Provide Party A with 24*7 customer service support for mining pools.

*          *          *

12. Effectiveness and Termination of this Memorandum

This memorandum shall take effect after being signed or stamped by both parties and shall terminate on the earliest of the following dates:

a) Both parties replace this memorandum with a further agreement on the subject matter of the project contract or this memorandum;

b) Either party shall terminate this memorandum by giving written notice to the other party three months in advance;

(c) 365 days after signed of this memorandum.

Articles 4, 5, 6, 7, 11, 13, 14, and 15 shall remain effective after the termination of this memorandum.

*          *          *

-End-

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ANNEX B NFTSTAR TERMS AND CONDITIONS

NFTSTAR SINGAPORE PTE. LTD.

12 New Industrial Road #03-03B

Morningstar Central Singapore, 536202

Thank you for visiting www.NFTSTAR.com (the “Site” or “Website”). This terms and condition agreement is an important legally binding agreement between you (“you”, “your” or “User”) and NFTSTAR SINGAPORE PTE. LTD. (“NFTSTAR”, “we”, “us” or “our”)(No. 202119006D, address: 12 New Industrial Road #03-03B,Morningstar Central Singapore, 536202 ). This agreement, the Privacy Policy and such other terms as may be included in any of them by reference (collectively, the “Agreement”) govern your use of the Site, and the services of NFTSTAR (collectively, the “Services”).

BY CLICKING ‘I AGREE’ OR ‘ACCEPT’ OR OTHERWISE ACCEPTING THIS AGREEMENT, YOU ARE AGREEING TO BE LEGALLY BOUND BY THIS AGREEMENT, SO PLEASE READ IT CAREFULLY PRIOR TO DOING SO. We strongly recommend that you frequently review this Agreement to ensure that you understand it and how it applies to your access to and use of the Services.

Please refer to the Glossary at the end of this Agreement for definitions of capitalized terms that are not defined in the text of the Agreement.

Users and Accounts

A User is prohibited from accessing or using the Services unless the User: (i) has accepted this Agreement; (ii) is located and domiciled in an Approved Region; (iii) is elder than twenty-one (21) years of age or an adult with full civil capacity as required by laws of the User’s nationality OR a parent or guardian has provided express consent for User to use the Services; (iv) is not a Prohibited User (as defined below); and (v) is not otherwise prohibited from using the Services according to laws of the User’s nationality. Persons under fourteen (14) years of age are not permitted to use the Services, even if they have parental/guardian consent.

It is prohibited for a Person to have more than one Account. NFTSTAR reserves the right, in its sole discretion, to determine whether a Person or User has or controls more than one Account and reserves the right suspend any Account that is in addition to the one Account permitted per Person. Should NFTSTAR determine, in its sole discretion, that a User, directly or indirectly, holds or controls more than one Account, all of said User Accounts, including User’s original Account, may be frozen pending investigation and the Accounts may also be terminated once NFTSTAR has completed its investigation. If, after investigation, NFTSTAR permits User to consolidate Accounts, such consolidation must be completed within 15 days of NFTSTAR granting permission failing which the Accounts may again be frozen or terminated. When an Account is Frozen, the User may be prohibited from performing any Transactions via the Account.

Following acceptance of this Agreement by a User, NFTSTAR shall grant User a unique digital Account to access the Services and act as a record of Transactions. User will create and use a password to access the Account. User shall not disclose such password or tokens or permit any third party to use them. User has full responsibility for use of their Account, password, and tokens. User will be given the ability to adjust Settings in the Account, which selected Settings are incorporated into this Agreement. User is exclusively responsible for those selections, even if they contain errors on the part of the User or cause losses to the User. User is exclusively responsible for all transactions in the Account. Except as required to deliver the Services or as required by law, NFTSTAR will not grant any third-party access to the User’s Account.

For initial signup for an Account, User needs to provide an email address and password; For any trading activities, User needs to provide his/her full name, country, date of birth and a screenshot of the certification (government officially issued ID card or passport or driver's license) to ensure User and NFTSTAR are in compliance with applicable laws.

Later, in the course of adding features to the Account or at NFTSTAR’s discretion, User must, when and as requested, supply NFTSTAR with additional User KYC Information. User represents that all User KYC Information provided is true and accurate and shall immediately update such information in the Account or by notice to NFTSTAR if any of it changes. NFTSTAR reserves the right to terminate this Agreement or suspend performance hereunder immediately on determining that any User KYC Information is false, inaccurate, misleading or out of date.

User shall immediately notify NFTSTAR if User suspects any unauthorized use or access of the Account or otherwise suspects any security breaches or attempted security breaches in the Services, Account, a User Device, any NFT Wallet or those of any Other User.

User assumes exclusive responsibility for all Transactions and other activities that occur in User’s Account and through the Services and accepts all risks of any unauthorized access to User’s Account, to the maximum extent permitted by law.

Any sale or transfer of Account ownership conducted without prior consent of NFTSTAR is deemed void ab initio and constitutes a material breach of this Agreement. If you are acquiring an Account from another user of NFTSTAR, you must verify that NFTSTAR has already consented to the transfer of the Account failing which you forfeit the Account and the contents thereof.

NFTSTAR may, but is not obligated to, offer or require enhanced security features for the Account, such as two-factor authentication. For any enhanced security features, User shall ensure the security of User’s Device or account (e.g. phone) that may be associated with the enhanced security features. Any mention of, or linking to, third parties by NFTSTAR that provide such security features (“2FA Provider”) is offered as a convenience and shall not be considered an endorsement or requirement of NFTSTAR to use such 2FA Provider.

The use of a VPN to access an Account or the Services is highly discouraged. Use of a VPN may make it more difficult for a User to access their Account or the Services. Use of a VPN by a User entitles NFTSTAR, without limitation, to freeze or terminate the User Account accessed via VPN.

Prohibited Users

Services are not offered to absolutely everyone.

The following Persons are prohibited or rejected from using the Services (each, a “Prohibited User”)

(i) Persons who are less than age of statutory requirement as a full capacity adult and without parents/guardian consent;

(ii) Persons who are not residents of and located in an Approved Region;

(iii) Persons, or their Affiliates, who have been subject to an Account termination for cause;

(iv) Persons that are not individual natural persons;

(v) Persons who, directly or indirectly, use, employ, operate or create computer programs to simulate the human behavior of a User (“Bots”);

(vi) Persons use Service to avoid supervision of money laundry; or

(vii) Persons who seriously violated competent laws or comprehensively-accepted moral standards, upon sole discretion of NFTSTAR.

NFTSTAR reserves the right to add or remove Approved Regions at its sole discretion.

User is prohibited from accessing or using the Services in, from or through a location where such use of the Services would violate any Applicable Law. User represents and warrants that it is not a citizen or resident of any such jurisdiction, nor will it uses the Services while located in any such jurisdiction.

The Services are not available in all jurisdictions. NFTSTAR prohibits the use of the Services in certain jurisdictions, which jurisdictions may vary at NFTSTAR‘s sole discretion. NFTSTAR may implement controls to restrict access to the Services from any jurisdiction from which use of the Services is prohibited. You shall comply with such restrictions, even if the methods imposed by NFTSTAR to prevent the use of the Services are not effective or can be bypassed.

Prohibited Activities

Services cannot be used for absolutely any purpose.

User shall use the Services for only good faith Transactions for its own purposes and not on behalf of third parties. User shall not use the Services to, directly or indirectly, assist in any activity that is illegal in SINGAPORE or the jurisdiction of User or use the Services in relation to any other any Prohibited Activity (all of which are listed below in the Glossary). NFTSTAR reserves the right to add or remove Prohibited Activities at its sole discretion.

If NFTSTAR believes in its sole discretion, or has reasonable grounds to suspect, that an NFT in a User’s collection was, in any prior transaction, purchased with a stolen payment card, obtained by fraudulent means or otherwise in violation of this Agreement, User grants NFTSTAR the right and hereby expressly instructs NFTSTAR to transfer all NFTs in question from the User’s collection, to an Other User that was previously in rightful possession thereof, even if the User who loses possession of the NFT was a good faith holder in due course of the NFT. User shall not accept any NFT from an Other User that you have any grounds to believe is not rightfully in possession thereof. If any Users use stolen payment cards to purchase NFTs; NFTSTAR reserves the right to transfer any such NFTs to the Other User that NFTSTAR believes to have been rightfully in possession thereof. In the event of a dispute over which user has the right to be in possession of an NFT, NFTSTAR reserves the right to block transfers thereof pending joint written instructions of all parties to the dispute or the order of a court of competent jurisdiction; any fees related to NFTSTAR’s involvement in such dispute shall be paid by User and the Other User and may, at the discretion of NFTSTAR, be recovered by NFTSTAR taking possession of and disposing of NFTs in either of their collections.

Without limitation, NFTSTAR may also freeze an Account pursuant to a court order, order by a Regulator, order of a key supplier to NFTSTAR, order by a licensor to NFTSTAR, as required under Applicable Law or where NFTSTAR determines, in its sole discretion, that the Account poses excessive legal, security, financial or reputational risk to NFTSTAR, another user or another third party. Accounts may also be frozen throughout the course of internal or external investigations have been completed.

User expressly acknowledges and agrees that the Account is not an investment account and that NFTs have no intrinsic value, consequently, and without limitation, NFTSTAR shall have no liability to User for the freezing or termination of an Account.

Assumption of Risk

You acknowledge and agree that there are inherent risks associated with NFTs and that such risks extend to your use of the Services. These risks include, but are not limited to, the failure of hardware, software or internet connections, the risk of malicious software introduction and the risk of unauthorized access to your Account or NFT Wallets. It is your responsibility to familiarize yourself with the risks involved with NFTs, their protocols and networks. Use of the Services does not remove these risks. NFTSTAR is not responsible for any communication failures, disruptions, errors, distortions or delays when using the Services, however they may be caused.

You acknowledge that an NFT has no inherent value nor does NFTSTAR or any third party promise that an NFT has or will ever have any specific value. Transactions can take time to be confirmed and may, in some cases, not be completed. For example, if you initiate a withdrawal Transaction to settle NFTs to an External Wallet and you provide an incorrect or incomplete address, the withdrawn NFTs may be lost and may not be recoverable. If you attempt to send or receive NFTs that are not supported by the Services, the NFTs may be lost entirely and may not be recoverable. In no event will NFTSTAR be liable to you or to any third party for any of the foregoing.

You understand and accept that there are also inherent risks associated with using any NFTs network, including approved networks that are network or blockchain supporting NFTs and transactions with NFTs. These risks include, but are not limited to, unanticipated changes to the network protocol or unknown vulnerabilities which may include or result in underlying technology attacks. Other possible risks may include forks or rollbacks of NFTs, networks, or blockchains. NFTSTAR has no control over any approved networks and will not be responsible for any loss you suffer when you transact via any Approved Network.

Services

The Services include the right, subject to the terms of this Agreement, to:

use the Site to access the Account and Services; use an Account, described in greater detail above;

use a Hosted Wallet, described in greater detail below.

cause NFTSTAR to send and receive User Data to other Third Party Servicers.

Transactions

NFTSTAR provides Services allow Users to engage in a variety of transactions.

Transactions are subject to the following rules and disclaimers, without limitation

(i) You represent that you are using NFTs primarily as objects of play or collection and not for investment or speculative purposes;

(ii) You represent that you are not using NFTs as a means to acquire other assets;

(iii) You are prohibited from using a Bot or other automated interface to deliver transaction instructions to NFTSTAR; NFTSTAR provides bio-only services, meaning it is available only for use directly by individual human Users. You agree to forego any and all rights in NFTs purchased or acquired by a Bot regardless of the consideration paid for them;

(iv) NFTSTAR does not control any approved network and makes no representations to its ability to complete a given transaction;

(v) NFTSTAR shall have no liability if a transaction is delayed or fails on account of errors, lack of processing capacity or other failure of an approved network;

(vi) Without prior notice or consent of User, NFTSTAR reserves the right to impose, in its sole discretion, User, geographic, quantum, velocity, fiat, NFT kind and other limits on transactions in order to protect User, Other Users, NFTSTAR, its suppliers and its licensor from legal, fraud, security or other risks;

(vii) Without prior notice or consent of User, NFTSTAR reserves the right to impose, in its sole discretion, restrictions on transactions;

(viii) Transactions may be subject to a cooling off period, including time limitations set in NFTSTAR’s sole discretion;

(ix) NFTSTAR is not able to reverse any transaction. NFTSTAR bears no responsibility or liability for transactions initiated by User that contain incorrect, erroneous or improperly formatted user data or are intended for a different type or destination of NFTs;

(x) All Transactions are final;

(xi) User has the exclusive responsibility to ensure that their Transactions are carried out:

a. in compliance with NFTSTAR requirements set out herein and in other agreements;

b. in compliance with any applicable Third Party Servicer or NFT requirements;

c. using addresses and information that are true, correct, and free of error;

d. and in compliance with the any other applicable Third Party Service Agreement;

NFTSTAR may deem any transaction performed in violation of any of the foregoing to be void ab initio.

If you fail to adhere to the terms of this Agreement (including, without limitation, the foregoing rules), you understand and agree as follows:

(i) that such failure may result in the permanent loss of your NFTs (for which NFTSTAR shall have no liability);

(ii) and that NFTSTAR reserves the right to confiscate any NFTs purchased or acquired in a manner not expressly permitted by this Agreement, without notice or liability to you.

NFTSTAR Regulatory Status

NFTSTAR is not registered with the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) or

U.S. Department of the Treasury Financial Crimes Enforcement Network (FinCEN) as a money services business.

NFTSTAR is not a bank. There is no deposit insurance on Hosted Wallet NFTs. User acknowledges that NFTs have no intrinsic value. Fiat balances, if any, are not held by NFTSTAR.

The Services may be unavailable or subject to certain restrictions in certain states or jurisdictions at the sole discretion of NFTSTAR without prior notice to you and without your consent.

Third Party Servicers

As per Settings, User also authorizes NFTSTAR to send and receive User Data to and from other Third Party Servicers.

If User authorizes NFTSTAR to take instructions from User, or in respect of an Account, via a Third Party Servicer, then such instructions shall be deemed delivered to NFTSTAR by User directly.

User represents that each Third Party Servicer is party to a Third Party Servicer Agreement with User and that User assumes exclusive responsibility for acts and omissions of all Third Party Servicers whether under the Third Party Servicer Agreement, with respect to User’s Data or otherwise. The use of a Third Party Servicer does not relieve User of any of its responsibilities or obligations under this Agreement. User is liable for any and all fees charged by Third Party Servicers. Unless indicated to the contrary in the Account, Fees for Services do not include fees applicable under Third Party Servicer Agreements

Personal Information Consent

On sign-up for the Services and at other times throughout the term of this Agreement, as a condition to accessing the Services, User shall provide Information to NFTSTAR for purposes of verifying User identity and monitoring the User, Account and transactions for suspicious activity.

These identity verification and screening procedures may include, but are not limited to, detection of money laundering, terrorist financing, fraud or any other financial crime.

User authorizes NFTSTAR to, directly or through third parties, make inquiries and take any other actions NFTSTAR deems reasonably necessary to verify User identity, and the information User has provided. User acknowledges and agrees that such inquiries will result in User Information being disclosed to credit reference and fraud prevention or financial crime agencies and services. Where NFTSTAR is not entirely satisfied that it has verified User identity, it reserves the right to limit User access to some or all Services.

User consents to NFTSTAR collecting, storing, processing and disclosing User Information and other User Data as required to perform the Services and in accordance with the Privacy Policy.

Unacceptable Use or Behavior

User is allowed to use any NFTs he bought in NFTSTAR, but such use shall for personal and non-commercial use (for clarity, the sale of any NFT by any such User shall be deemed a personal and non-commercial use).

User alone is responsible for User actions, conduct, and behavior while using the Services. User shall not

(i) Use or attempt to use any Other User’s account;

(ii) Load funds, assets or NFTs into their Account or the Services that are not their own or that have not been gifted to them in good faith;

(iii) Use NFTs as a medium of exchange;

(iv) Use NFTs as a means of making payments having Fiat value;

(v) Use the Account, either directly or indirectly, for the benefit of any third party;

(vi) Borrow and Account or lend an Account;

(vii) Engage in activity, or use the Services in any manner, that imposes an excessive burden on NFTSTAR, or exposes either to excessive security, financial or reputational risk, each as determined by NFTSTAR in its sole discretion;

(viii) Engage in any behaviors that disrupt or negatively affect or inhibit Other Users from fully enjoying the Services or those of Third Party Servicers;

(ix) Detrimentally interferes with, intercept, or expropriate NFTSTAR systems, data, or information;

(x) Transmit or upload to Site or the Services any malware, virus, trojan horses, worms, or other harmful programs;

(xi) Using a bot to deliver Transaction instructions or otherwise interact with NFTSTAR;

(xii) Circumvents, or attempts to circumvent, any content filtering techniques used by NFTSTAR;

(xiii) Access, or attempt to access, any feature of the Services that User is not authorized to access;

(xiv) Use the Services to support an external transaction, trade or other activity with any third party;

(xv) Harass, stalk, threaten, defame, abuse, violate or infringe the legal rights of others, or otherwise be deceptive or objectionable, each as determined by NFTSTAR in its sole discretion;

(xvi) Post or distribute unsolicited content, promotions, campaigns, or commercial messages (SPAM), or any message or user content designed to advertise a third party product or service or deceive Other Users or other third parties;

(xvii) Post content or collect content containing private information of any Other User or third party, including but not limited to phone numbers, email addresses, mailing addresses;

(xviii) Violate any intellectual property rights;

(xix) Induce or encourage any third party to engage in any activities or behaviors prohibited in this section;

(xx) Other Prohibited Activity as prescribed in Glossary thereunder.

NFTSTAR reserves the right to reverse any NFT Transaction that occurred in breach of this Agreement, even if such reversal has an adverse effect on a subsequent holder thereof acting in good faith. User expressly agrees that NFTSTAR may seize or cause to be frozen any Asset that was obtained in breach hereof or cause User to repay NFTSTAR or a third party the consideration for which the Asset that was obtained in breach hereof.

USER ACKNOWLEDGES THAT IF, EVEN IN GOOD FAITH, THEY COME INTO POSSESSION OF AN NFT THAT WAS, ON ANY PREVIOUS OCCASION, TRANSACTED IN VIOLATION OF THIS AGREEMENT, EVEN BY AN OTHER USER, THE USER MAY BE OBLIGATED, AT THE DISCRETION OF NFTSTAR, TO FOREGO ANY AND ALL RIGHTS IN THE NFT. FOR EXAMPLE PURPOSES ONLY, IF THE USER PURCHASES AN NFT FROM AN OTHER USER AND THE SELLER IN THE TRANSACTION PURCHASED THE NFT WITH A FRAUDULENT PAYMENT METHOD, THEN THE USER PURCHASING THE NFT IN GOOD FAITH SHALL, AT THE DISCRETION OF NFTSTAR, FOREGO RIGHTS IN THE NFT.

Fees

Fees are as disclosed in the Account.

NFTSTAR may make third party products or services available via the Site or otherwise through the Services. Such third parties may charge fees for their services. NFTSTAR is not responsible for the fees charged by any such third parties

Approved Networks charge network fees. These fees are often required to cover the transaction costs on virtual currency networks and may apply to Transactions. Unless indicated otherwise in your Account or elsewhere in the Services, you are solely responsible for paying all network fees. NFTSTAR will not advance nor fund network fees on your behalf, nor be responsible should the network fee paid be insufficient or excessive. Your account from which you wish to send must hold sufficient NFTs, Fiat to cover the transaction and its associated network fees, failing which the transaction may be blocked, might fail or result in your value being suspended temporarily or forever.

Term and Termination

User can terminate this Agreement at any time for any reason or for no reason by canceling their Account and/or discontinuing the access to the Account.

NFTSTAR may, at any time and in its sole discretion, without prior notice, and without any liability to you, modify or discontinue any portion of our Services, either temporarily or permanently.

At any time and in its sole discretion, without prior notice, and without any liability to you, NFTSTAR may

(i) cancel or deactivate User’s Account; or

(ii) temporarily or permanently, suspend, restrict, or terminate access to any or all of Services for any reason or for no reason. NFTSTAR is under no obligations to disclose its reason for any termination or suspension of the Service for User or generally.

NFTSTAR shall not be liable for any losses suffered by User resulting from any suspension or termination of the Services. You agree that your NFTs will be impossible to access during a suspension of Services.

In the event of any termination of this Agreement, discontinuation of all Services, or termination of your right to access all Services:

(i) all Fees and amounts payable to NFTSTAR by you shall immediately become due,

(ii) NFTSTAR may delete User Data without any liability to User, provided that NFTSTAR also reserves the right to retain User Data for seven (7) years following termination;

(iii) and NFTSTAR may cancel any Transactions that are pending at the time of the termination of your right to access all Services or discontinuation of the Services.

NFTSTAR reserves the right to retain aggregated anonymized User Data for longer in order to improve Services, prevent fraud and produce aggregated statistics.

On any termination of the Services or termination of this Agreement, NFTSTAR shall:

(i) return all NFTs in its possession to User;

If, after reasonable efforts, NFTSTAR cannot reach User for such purposes then NFTs of the User shall be remitted to the relevant governmental agency in the jurisdiction of User. If this Agreement is terminated as a result of material breach hereof by User, User agrees to forego all right title and interest in NFTs stored via the Service, and NFTSTAR reserves the right to confiscate any such NFTs without notice or liability to the User.

English

This Agreement is presented in the English language. Any translation of this Agreement is for your convenience only, and any meanings of terms, conditions, or representations are subject to the definition and interpretation of the English language.

Headings

Section headings and section labels are provided for convenience only, and do not form part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Contact

If you have any feedbacks, comments, complaints or questions other than technical support, you can contact us using the contact information on our Site. When contacting us, please be sure to provide us with your name, contact information and any other information we may need to identify you, your NFTSTAR Account and any transaction on which you have questions, comments, or complaints.

Survival

All provisions of this Agreement, and any policies incorporated herein by reference, which by their nature extend beyond the expiration or termination of this Agreement shall survive the termination or expiration of this Agreement. Such provisions include, but are not limited to, sections and provisions relating to Account termination or suspension, funds due to NFTSTAR, disputes with NFTSTAR, Risk Disclosures, Unclaimed Property, Copyrights, Trademarks, Eligibility, Disclaimer of Warranties, Limitation of Liability, Indemnification, Binding Arbitration, and Governing Law.

Independent Relationship; No Broker or Agent

NFTSTAR is an independent contractor, and nothing in the nature of the Services or any provisions in this Agreement shall be deemed, or cause, or is intended to cause User and NFTSTAR to be treated as partners, joint venturers, or as an agent of the other party. NFTSTAR is not User’s broker, intermediary, agent, or financial advisor, and NFTSTAR has no fiduciary obligation to User in connection with any Transactions, or other acts or omissions of User with respect to the Services. For the avoidance of doubt, NFTSTAR is in no manner providing investment advice, tax advice, legal advice, or other professional advice whether through the Services or otherwise. NFTSTAR does not recommend or endorse that you purchase or sell any NFT or that you make any investment or enter into any trade or Transaction.

Before engaging in any trading or investment activity, User should always consult a qualified professional.

Force Majeure

NFTSTAR shall have no liability or responsibility for;

(i) failure in performance or interruption of service

(ii) any inaccuracy, error, delay in, or omission of information or transmission of information,

(iii) any loss or damage that you may incur, which results directly or indirectly from any force majeure event including, but not limited to flood, act of civil or military authorities, terrorist acts, extraordinary weather conditions, pandemic, fire, pandemic, war, strike or other labor dispute, interruption of telecommunication services, accident, power failure, hardware or software malfunction, any act of god, or any other act that is beyond our reasonable control.

If we suffer a Force Majeure Event, we will use reasonable efforts to promptly notify you of the Force Majeure Event, stating the period of time the occurrence is expected to continue. We will use diligent efforts to end the failure or delay and ensure the effects of such Force Majeure Event are minimized. We will resume the performance of our obligations as soon as reasonably practicable after the removal of the cause.

Non-Waiver of Rights

Any failure or delay by NFTSTAR to exercise any right, privilege, or power under this Agreement shall not operate as a waiver thereof. This Agreement shall not be construed to waive any rights that cannot be waived under Applicable Laws.

Amendments

NFTSTAR reserves the right to amend this Agreement at its sole discretion, without your consent. This Agreement may be amended by NFTSTAR providing notice of the amendment

(i) by email to the email account used to create your Account;

(ii) by posting a new version hereof to the Services; or

(iii) by you accepting a revised version of this Agreement at an Account login. Where you have accepted the amendment or where the amendment is required by a change in Applicable Law, or to address a security or compliance requirement, as indicated in the notice of amendment contemplated above, the amendment shall take effect as of when this Agreement is updated or the notice contemplated above has been sent, otherwise, the amendment shall take effect if you do not close your Account within thirty (30) days following the notice contemplated above. If you do not agree with a proposed or actual amendment to this Agreement, your sole remedy is to discontinue use of the Services and close your Account.

Assignment

NFTSTAR may assign any of its rights or obligations under this Agreement without your consent and without prior notice to you. You may not assign or transfer any of your rights or obligations under this Agreement, in whole or in part, by operation of law or otherwise, without the prior written consent of NFTSTAR, which may be withheld at NFTSTAR’s sole discretion. Any actual or attempted assignment hereof by User contrary to the terms of this Agreement shall be null and void. NFTSTAR may, at its discretion, assign some or all of its rights or obligations to a third party, without consent or approval of User. In the event that NFTSTAR is acquired by, sold to, or merged with a third party entity, NFTSTAR reserves the right to transfer or assign all User Data as part of such merger, acquisition, sale, or change of control.

Severability

This Agreement and any policies incorporated herein by reference shall be deemed severable. The invalidity or unenforceability of any of the terms or provisions of this Agreement, and any policies incorporated herein by reference, or the invalidity or unenforceability of the application thereof to any individual, entity or circumstance, shall not affect the application of such terms or provisions to individuals, entities or circumstances other than those as to which they are held invalid or unenforceable, and shall not affect the validity or enforceability of any other terms or provisions of this Agreement. Each term and provision of this Agreement and any policies incorporated herein by reference shall be valid and enforceable to the fullest extent permitted by law.

Payment

Any User demanding settlement through one of the Payment processors agrees thereby for the payment to be made through websites covering the payment systems and states that he/she has read and accepted the terms and conditions available on such websites. To the extent permitted by law, NFTSTAR shall not be liable against the Users for any problems related to payments for which the owners of such sites are responsible, in particular for any delays in processing payments or inability to process them for technical reasons. In such case the User shall contact the applicable Payment processor's site in accordance with that website’s terms and conditions.

For the purpose of duly purchase performance on the Website the Users shall provide their personal and payment processing data (such as name, surname, address, copies of ID cards or other identifying documents, residence place confirmation documents, credit card identification data) to the Payment processors, including the consent for processing these data by the payment services in order to carry out the requested transactions.

Binding Arbitration

PLEASE READ THIS SECTION CAREFULLY, AS IT LIMITS THE MANNER IN WHICH YOU MAY SEEK RELIEF, AND REQUIRES YOU ARBITRATE DISPUTES WITH US. YOU UNDERSTAND AND AGREE THAT, if you have a dispute with us, we will first seek to resolve such a dispute through our support team.

All disputes arising out of or in connection with this Agreement or the Services or in respect of any legal relationship associated therewith or derived therefrom will be referred exclusively to and finally submitted to the Singapore International Arbitration Centre(SIAC) pursuant to its then in effect applicable arbitration rules.

Arbitration will take place in the English language and arbitration place shall be SINGAPORE. The arbitration may be conducted in internet or other method which may identify identities of the parties participating in the arbitration process as the HKIAC or the arbitration tribunal may decide as suitable, based on written submissions. The award of the arbitrator will be final and binding, and any judgment on the award rendered by the arbitrator may be entered in any court of competent jurisdiction. The parties agree that they will not appeal any arbitration decision to any court.

Notwithstanding the foregoing, NFTSTAR may seek and obtain injunctive relief in any jurisdiction in any court of competent jurisdiction, and you agree that this Agreement is specifically enforceable by NFTSTAR through injunctive relief and other equitable remedies without proof of monetary damage. The parties expressly waive their right to a jury trial and also waive their right to participate in a class action claim related to this Agreement.

NOTICE: BOTH YOU AND NFTSTAR ARE AGREEING TO HAVE ALL DISPUTES, CLAIMS OR CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT DECIDED BY NEUTRAL BINDING ARBITRATION AND ARE GIVING UP ANY RIGHTS IT MIGHT POSSESS TO HAVE THOSE MATTERS LITIGATED IN A COURT OR JURY TRIAL. BY AGREEING TO THIS AGREEMENT, BOTH YOU AND NFTSTAR ARE GIVING UP THEIR RESPECTIVE JUDICIAL RIGHTS TO DISCOVERY AND APPEAL EXCEPT TO THE EXTENT THAT THEY ARE SPECIFICALLY PROVIDED FOR UNDER THIS AGREEMENT. IF ANY PARTY REFUSES TO SUBMIT TO ARBITRATION AFTER AGREEING TO THIS PROVISION, THAT PARTY MAY BE COMPELLED TO ARBITRATE UNDER (SINGAPORE) LAW. BOTH YOU AND NFTSTAR CONFIRM THEIR AGREEMENT TO THIS ARBITRATION PROVISION IS VOLUNTARY.

Indemnification

You agree to indemnify and hold harmless NFTSTAR, and our officers, directors, shareholders, employees, subsidiaries, agents, affiliates, attorneys, suppliers, contractors, licensors, representatives and service providers (collectively, “Indemnified Parties”), from and against any claim, demand, action, lawsuit, proceeding, investigation, liability, damage (actual and consequential) of any kind or nature, loss, fines and penalties, cost, expense including, without limitation, reasonable attorney’s fees, arising out of or in any way related to

i) your breach of this Agreement;

ii) your violation of any Applicable Law, or the rights, including intellectual property rights, of any other person or entity;

iii) your use or misuse of the Site;

iv) your conduct in connection with the use or misuse of our Services, and

v) your negligence, fraud, willful misconduct or misrepresentations. If you are obligated to indemnify us, we will have the right, at our sole discretion, to control any action or proceeding and determine if we wish to settle it, and if so, on what terms.

Limitation of Liability

You understand and agree that IN NO EVENT SHALL NFTSTAR, ITS AFFILIATES OR SERVICE PROVIDERS, LICENSORS OR THEIR RESPECTIVE DIRECTORS, SHAREHOLDERS, MEMBERS, OFFICERS, EMPLOYEES, AGENTS, JOINT VENTURERS, OR REPRESENTATIVES, BE LIABLE FOR:

(i) ANY AMOUNTS GREATER THAN THE VALUE OF THE FEES PAID BY YOU TO NFTSTAR DURING THE 6 MONTHS PERIOD IMMEDIATELY PRECEDING THE DATE OF ANY CLAIM GIVING RISE TO SUCH LIABILITY;

(ii) ANY DAMAGES CAUSED BY OR RESULTING FROM RELIANCE BY ANY USER ON ANY INFORMATION OBTAINED FROM NFTSTAR, OR THAT RESULTS FROM MISTAKES, OMISSIONS, INTERRUPTIONS, ERRORS, DEFECTS, VIRUSES, OR DELAYS IN SERVICES OPERATION OR TRANSMISSION;

(iii) ANY FAILURE OF PERFORMANCE, WHETHER OR NOT RESULTING FROM A FORCE MAJEURE EVENT, COMMUNICATIONS FAILURE, THEFT, OR DESTRUCTION ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE SERVICES, OR THIS AGREEMENT; OR

(iv) ANY LOST PROFITS, OR ANY SPECIAL, INCIDENTAL, INDIRECT, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT (INCLUDING BUT NOT LIMITED TO NEGLIGENCE), NEGLIGENCE, STRICT LIABILITY, OR IN ANY OTHTER LEGAL THEROY, OR OTHERWISE EVEN IF AN AUTHORIZED REPRESENTATIVE OF NFTSTAR HAS BEEN ADVISED OF, OR KNEW OF, OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

IN THE EVENT THAT NFTSTAR INCURS ANY LOSSES ON ACCOUNT OF ACTS OR OMISSIONS OF USER, USER HEREBY EXPRESSLY INSTRUCTS NFTSTAR TO, WITHOUT PRIOR NOTICE OR CONSENT OF USER, DEBIT ASSETS OF USER UP TO THE AMOUNT OWING TO NFTSTAR FROM THE USER ACCOUNT; AND NFTSTAR RESERVES THE RIGHT TO USE THE ASSETS DEBITED FROM THE USER ACCOUNT (INCLUDING, WITHOUT LIMITATION, ANY NFTS IN THE USER ACCOUNT) TO OFFSET ANY AND ALL ACTUAL OR POTENTIAL LOSSES INCURRED AS A RESULT OF THE USER’S ACTS OF OMISSIONS.

USER ACKNOWLEDGES THAT OTHER USERS MAY BE ATTEMPT TO SELL THE USER NFTS OR OTHER ASSETS THAT WE ACQUIRED IN VIOLATION OF THIS AGREEMENT OR IN VIOLATION OF AN AGREEMENT BETWEEN USE AND THE OTHER USER. NFTSTAR SHALL HAVE NO LIABILITY FOR ACTS AND OMISSIONS OF OTHER USERS IN THEIR TRANSACTIONS OR OTHER DEALINGS WITH THE USER. WHILE NFTSTAR HAS IMPLEMENTED POLICIES TO MONITOR TRANSACTIONS FOR FRAUD AND OTHER PROHIBITED ACTIVITIES, NFTSTAR MAKES NO REPRESENTATION AS TO THE EFFECTIVENESS OF SUCH POLICIES AND THE USER SHOULD EXERCISE CAUTION IN ANY TRANSACTION TO OBTAIN COMFORT THAT THE OTHER USER HAS BEEN PERFORMING IN ACCORDANCE WITH THIS AGREEMENT AND ANY AGREEMENT WITH THE USER.

NFTSTAR SHALL HAVE NO LIABILITY FOR ANY DECREASE OR INCREASE IN VALUE OF ANY NFTS AS USER ACKNOWLEDGES AND AGREES THAT THEY HAVE NO INTRINSIC VALUE AND PURCHASES OF NFTS ARE STRICTLY FOR ENTERTAINMENT PURPOSES AND NOT FOR SPECULATION OR INVESTMENT PURPOSES.

SOME JURISDICTIONS DO NOT PERMIT THE EXCLUSION OR LIMITATION OF INCIDENTAL OR CONSEQUENTIAL DAMAGES; THEREFORE, SOME OR ALL OF THE LIMITATIONS IN THIS SECTION MAY NOT APPLY TO USER WHERE THEIR APPLICATION IS REDUCED BY APPLICABLE LAW.

Disclaimer of Warranties

You expressly understand and agree that，YOUR ACCESS TO AND USE OF THE WEBSITE IS AT YOUR SOLE RISK, AND THE SERVICES ARE PROVIDED TO YOU ON A STRICTLY “AS IS,” “WHERE IS,” AND “WHERE AVAILABLE” BASIS. NFTSTAR EXPRESSLY REFUSES TO REPRESENT OR WARRANT THE ACCURACY, COMPLETENESS, CURRENTNESS, NONINFRINGEMENT, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE OF THE SERVICES, SITE, SERVICES OR THE INFORMATION CONTAINED THEREIN OR ANY ASPECT OF ANY SERVICE CONTAINED THEREON.

YOU ACKNOWLEDGE THAT INFORMATION AND NFTS YOU STORE OR TRANSFER USING OUR SERVICES MAY BECOME IRRETRIEVABLY LOST OR CORRUPTED, OR TEMPORARILY UNAVAILABLE DUE TO A VARIETY OF CAUSES INCLUDING, BUT NOT LIMITED TO, INTERNET OUTAGES, FORCE MAJEURE EVENTS OR OTHER DISASTERS INCLUDING THIRD PARTY DOS ATTACKS, SOFTWARE FAILURES, PROTOCOL CHANGES BY THIRD PARTY PROVIDERS, SCHEDULED OR UNSCHEDULED DOWNTIME OR MAINTENANCE, COMPUTER OR HUMAN ERROR, OR OTHER CAUSES EITHER WITHIN OR OUTSIDE OUR CONTROL. YOU ARE SOLELY RESPONSIBLE FOR BACKING UP AND MAINTAINING DUPLICATE COPIES AND RECORDS OF ANY INFORMATION YOU STORE OR TRANSFER THROUGH OUR SERVICES.

SOME JURISDICTIONS DO NOT PERMIT THE DISCLAIMER OF IMPLIED TERMS IN CONTRACTS; THEREFORE, SOME OR ALL OF THE DISCLAIMER OF IMPLIED WARRANTIES IN THIS SECTION MAY NOT APPLY TO YOU.

To the fullest extent permissible pursuant to applicable law, we, our subsidiaries, affiliates, and licensors make no express warranties and hereby disclaim all implied warranties regarding the Website and any part of it, including the implied warranties of merchantability, fitness for a particular purpose, non-infringement, correctness, accuracy, or reliability. Without limiting the generality of the foregoing, we, our parent, subsidiaries, affiliates, and licensors do not represent or warrant to you that:

(i) your access to or use of the Website will meet your requirements;

(ii) your access to or use of the Website will be uninterrupted, timely, secure or free from error;

(iii) usage data provided through the Website will be accurate terms in the bracket are from the website, whether useful.

Copyright; Intellectual Property Rights; Trademark

You expressly understand and agree that unless otherwise expressly indicated by us, all copyright and intellectual property rights in all content and materials (including but not limited to our logo, designs, text, graphics, files, videos, and displayed text, collectively “NFTSTAR Materials”) contained on our Site or affiliate sites provided in connection with our Services are the proprietary property of NFTSTAR, or our suppliers, licensors, or third party affiliates, and are protected by SINGAPORE and international property laws.

We grant User a limited, non-exclusive, non-sublicensable license to access and use the NFTSTAR Materials for your personal use. Such license does not permit the:

(i) distribution of NFTSTAR Materials;

(ii) resale of NFTSTAR Materials;

(iii) making derivative works of NFT Materials; or

(iv) decomplication, disassembling, reverse engineering, or any other attempt to discover the source code of the Site, Services, or NFTSTAR Materials. This license shall automatically terminate if your access to the Services is suspended or terminated by us. “STARNFT”, “STARNFT SINGAPORE Limited”, any product or service names, logos, and other marks used on the Site or in NFTSTAR Materials, or that we otherwise use in connection with the Services are trademarks owned by NFTSTAR and our licensors. Without our prior written consent, you may not copy, imitate, or use NFTSTAR trademarks.

We reserve the right to limit, deny, or terminate access to our Services with respect to any person who infringes on the intellectual property rights of others. If you knowingly misrepresent that any activity or NFTSTAR Materials are infringing on the intellectual property rights of another party, you may be liable to NFTSTAR for certain costs or damages.We reserve the right to limit, deny, or terminate access to our Services with respect to any person who infringes on the intellectual property rights of others. If you knowingly misrepresent that any activity or NFTSTAR Materials are infringing on the intellectual property rights of another party, you may be liable to NFTSTAR for certain costs or damages.

Feedback; User Content

NFTSTAR shall own and have exclusive rights (including but not limited to intellectual property rights) to any feedback, ideas, suggestions, or other materials or information that you provide through chat, email, posting through our Service, or otherwise (“Feedback”). You acknowledge and agree that any Feedback you submit is not confidential. You shall not be entitled to, and hereby waive any claim for, acknowledgement or compensation related to any Feedback you provide. You grant NFTSTAR the right to unrestricted use and dissemination of any Feedback you provide, without acknowledgement or compensation to you.

You hereby grant NFTSTAR a royalty free, irrevocable, perpetual, and exclusive worldwide license to use, copy, modify, display, publish, or distribute, in any form, any text, images, data, or materials or other content that you provide to NFTSRAT using the Services, or submit, post, or otherwise send to NFTSTAR that is not Feedback (the “User Content”). NFTSTAR may remove any User Content from the Site or the Services at any time for any or no reason.

Approved Networks

You understand that NFTSTAR’s decision to support any particular NFT via its Services is not an endorsement or approval of the NFT’s value, security, operation, or underlying technology.

NFTSTAR’s decision to support any individual NFT does not reduce any risks associated with the NFT. NFTSTAR does not make any warranty about the suitability of any NFT for ownership or trading.

You acknowledge and agree that NFTSTAR retains the right, in its sole discretion, to determine whether to support, or not support, certain NFTs to be used in conjunction with the Services. NFTSTAR may discontinue or terminate support for any NFT at any time, for any or no reason. NFTSTAR will make reasonable efforts to provide advance notification of any termination or discontinuation of support of an NFT. If you do not transfer an NFT out of your account by the date specified in such advance notice, the NFT may be lost. NFTSTAR will not be liable to you for any losses, liability, or expenses related to any discontinuation or termination of support of any NFTs.

Risk disclosures, assumption of risks, and release of NFTSTAR

Other than as expressly set forth in this Agreement, NFTSTAR shall not be liable for any risks inherent in the Services or related NFTs or losses that may be incurred by User as a result thereof. User agrees to and does hereby: (i) release NFTSTAR from any and all liability related to or arising from risks inherent in the Services and related NFTs, except as expressly set forth in this Agreement, and (ii) assume all risks inherent in the Services and related NFTs including, but not limited to, the following:

Risk of the Approved Network ceasing to operate rendering a NFT impossible to be subject to a transaction and entirely without use. The market for NFTs may also collapse without warning or discernible logic.

There is risk that changes in Applicable Law could adversely affect User’s right to legally use, transfer, exchange, and/or obtain value from NFTs. It may be illegal, now or in the future, to own, hold, sell or use NFTs in one or more countries, including the United States.

Transactions in NFTs are, as a rule, irreversible. Consequently, losses due to fraudulent or accidental Transactions are generally not recoverable. Once a Transaction has been recorded on the Approved Network it is not reversible. It is possible that, through computer or human error, or through theft or fraud, User NFTs could be transferred in incorrect amounts or to unauthorized third parties.

Some NFT Transactions shall be deemed to be made when recorded on the Approved Network, which is not necessarily the date or time that the User initiated the Transaction.

NFTs are a target of fraud and cyber-attacks. On your Devices and External Wallets, such fraud and attacks can result in total loss to the User. In the Hosted Wallet, NFTSTAR makes commercially reasonable efforts to verify that User is the true initiator of Transactions, but where User’s Account is compromised such efforts may fail and could result in total loss of User NFTs in the Hosted Wallet.

Attacks on NFTSTAR may also result in unplanned and significant Unscheduled Downtime during which Transactions will not be executed. Absent fraud or intentional wrongdoing on the part of NFTSTAR, NFTSTAR shall not be liable for User losses on account of any of the foregoing circumstances or compromised Account credentials. As a good faith holder of an NFT in your Hosted Wallet, there is a risk that you will lose possession thereof if NFTSTAR determines that it was previously transferred by fraudulent means or otherwise in violation hereof, even if you had not part in the wrongdoing.

The Services and NFTs rely on the internet, that includes third party hardware, software, and internet connections, all of which may suffer communication failures, disruptions, errors, distortions or delays that might affect User’s ability to access and use the Services such as the Account and Hosted Wallet.

User shall carry out their own independent analysis and assessment of the risks specific to the NFTs and the Services.

Electronic Notices

User agrees to receive all communications, including but not limited to, User Agreement, other applicable policies, updates to the same, statements, reports, invoices, receipts, notices, disclosures, legal or regulatory statements, or documents (collectively, the “Communications”) with respect to User’s Account and User’s use of the Services via electronic delivery.

By consenting to electronic delivery, User authorizes NFTSTAR to deliver Communications by

(i) email notification; or

(ii) via SMS or text message to a mobile phone number User has provided,

(iii) or by sending User an email message containing a link to, or a notice that directs User to, the Site where the communication or document can be read or printed.

NFTSTAR shall have no liability and User shall fully indemnify NFTSTAR for any and all losses, liabilities, costs, expenses, demands, charges and claims of any kind resulting from User’s reliance on email or User’s Devices or failures in User’s email systems or Devices. If User prefers not to accept these risks, then User shall not create an Account or use the Services.

It is the responsibility of User to provide NFTSTAR with an up to date, true, accurate, and complete email address and to make sure NFTSTAR emails are not deleted or otherwise missed on account of spam filters.

User’s consent to receipt of electronic statements, reports and other Communications shall be valid until User withdraws such consent by notifying NFTSTAR in writing, in which case:

(i) NFTSTAR shall provide statements, reports and other Communications on paper;

(ii) and NFTSTAR may suspend or terminate the Account and access to the Services.

Unclaimed Property

You agree that if a User Account is inactive for one year, then NFTSTAR will make a reasonable attempt to return any NFT balances to the User; but if it is unable to find the User, NFTSTAR shall escheat those NFTs to the relevant governmental authorities in the jurisdiction where the User last indicated they were residing within thirty (30) days of the end of such year.

Property Disputes

You understand and agree that if NFTSTAR receives notice or allegation that any NFTs held in your collection are stolen or lawfully not yours to possess, NFTSTAR may, but has no obligation to, place an administrative hold of undetermined length on those NFTs or Account. Such hold may include but may not be limited to a suspension of access to the Services.

NFTSTAR shall not be liable for any losses incurred by User, or diminished value in NFTs, that occur in the course of an administrative hold, suspension or termination of access to any portion of or all of the Services in a property dispute. NFTSTAR retains the right to report illegal or suspicious activity to the appropriate Regulators.

Taxes

It is your sole responsibility to comply with Applicable Laws related to your use of the Services including, without limitation, to collect and remit any and all taxes, including without limitation sales taxes, that apply to any Transactions you have made using the Services.

It is your sole responsibility to report and remit the correct tax amount to any and all tax authorities. You acknowledge and agree that NFTSTAR is not responsible for determining the amount of any taxes you owe, nor is NFTSTAR responsible for determining if taxes apply to your use of the Services, nor is NFTSTAR responsible for collecting, reporting, or withholding any taxes arising from your use of the Services. NFTSTAR reserves the right to collect and remit sales tax in respect of Transactions of the User with Other Users and the User shall cooperate in such activity by providing the necessary Assets, information and forms, each as determined by NFTSTAR.

External Sites

The Website may include hyperlinks to other websites or resources (collectively, the “External Sites”), which are provided solely as a convenience to our users. We have no control over any External Sites. You acknowledge and agree that we are not responsible for any External Sites.

If You use any third party websites or services, You should read and follow their respective policies. If there are discrepancies between such third party policies and any of the Website Owner’s policies, Website Owner’s policies shall prevail.

Third Party Content

You understand that in the Services, you may view or otherwise access Third Party Content. NFTSTAR does not control or endorse any Third Party Content. NFTSTAR shall have no liability for Third Party Content, including without limitation any material that may be erroneous, incomplete, misleading, offensive or otherwise objectionable. Further, User interaction with such Third Party Content is between User and the third parties and shall be subject to the third parties’ terms of use. User acknowledges and agrees that use of any Third Party Content is at their own risk, and that NFTSTAR is not responsible for any loss or damage in connection with such use.

Governing Law and Jurisdiction

These Terms shall be governed by and construed in accordance with the laws of SINGAPORE.

Inquiries or Questions

Please contact the NFTSTAR Platform at [ inquiry@nftstar.com ] if you have any questions and in the event you are unable to reach the NFTSTAR Platform, you may contact Support at [ service@nftstar.com ] to report any violations of this Agreement or to ask any questions regarding this Agreement.

Entire agreement

This Agreement, and the policies incorporated herein by reference, constitute the entire understanding and agreement between User and NFTSTAR regarding the Services. This Agreement, and the policies incorporated herein by reference supersede all other representations, agreements and understandings, both written and oral, including without limitation any prior versions of this Agreement, among User and NFTSTAR with respect to the Services. In the event of any conflict between this Agreement and any other agreement User may have with NFTSTAR, unless the other agreement specifically references and identifies this Agreement, this Agreement shall control.

Glossary:

For the purposes of this Agreement, the terms below in this glossary have the meanings indicated below:

Account means a unique account created and hosted by NFTSTAR and shall serve as a record of: (i) your acceptance of this Agreement; (ii) your use of the Services; and (iii) Transactions.

Affiliates means, in relation to a Party, another person or entity that directly or indirectly owns or controls, is owned or controlled by, or is under common ownership or common control with the Party, or a Party's principal partners, shareholders, or owners of some other ownership interest.

Applicable Law means, with respect to any Person, any domestic or foreign, federal, state, provincial or local statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, judgment, decree or other requirement of any Regulator which is legally binding and applicable to such Person or any of its Affiliates or any of their respective properties, assets, equity holders, officers, directors, members, partners, employees, consultants or agents.

Approved Network means the blockchain or network supporting a NFT and Transactions in that NFT.

Approved Regions means where the Services are made available, such as they may be from time to time.

Fees means the fees applicable to the Services, or any element thereof, indicated in the Services or in your Account, such as they may be from time to time.

Fiat or Fiat Currency means real currency, specifically United States Dollars or other currencies issued by central bank of a country which is accepted by NFTSTAR.

KYC is the abbreviation of “Know Your Customers”.

NFT means a one-of-a-kind, non-fungible, cryptographic token representing a unique digital asset for which there is no copy or substitute. An NFT cannot be substituted for another NFT as each NFT is distinctive and unique in some way. An NFT is not a medium of exchange and is not convertible virtual currency.

NFT Transaction means a Transaction involving NFTs being transferred from one NFT Wallet to another.

Other User means a Person that is not the User or an Affiliate of the User, who is party to an agreement with NFTSTAR substantively identical to this Agreement and that is a user of the Services.

Person means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, Regulator or government or any agency or political subdivision thereof.

Privacy Policy means the STARNFT Service Privacy Policy, posted at the Site, such as it is from time to time.

Regulator means any federal, provincial, state or local or foreign government or any court, arbitrator, administrative or regulatory agency or commission or other governmental authority or agency.

Settings means selections you make through the Account or in a means otherwise provided by NFTSTAR from time to time.

Transaction means any of an NFT Transaction, Fiat Transaction, or other transaction in NFTs or Fiat within or initiated by the Services.

User Data means the information collected, stored, accessed or used by NFTSTAR in the course of supplying the Services in respect of the Account.

User Device means an electronic device used by User to access the Services, such as a computer, tablet, mobile phone or other device.

Prohibited Activity means the operation of or the direct or indirect facilitation of any of the following:

1. Any act that is illegal in the SINGAPORE, or in the jurisdiction where the Person carrying out the activity is resident, domiciled or located;

2. Operation of a business that is similar to or competitive with the Services;

3. Operation of a crypto currency exchange;

4. Operation of a crypto currency wallet;

5. Operation of a payment processor, money transmitter, check casher, foreign exchange dealer, provider of prepaid access or other money services business;

6. Betting, including lottery tickets, casino gaming chips, track betting, memberships on gambling-related internet sites and wagers at races;

7. Credit counseling or repair agencies;

8. Credit protection or identity theft protection services;

9. Direct marketing or subscription offers;

10. Inbound or outbound telemarketing businesses including lead generation businesses;

11. Internet, mail or telephone order pharmacies or pharmacy referral services;

12. Creation, promotion or sale of items that encourage, promote, facilitate or instruct others to engage in illegal activity;

13. Creation, promotion or sale of items that may be counterfeit;

14. Creation, promotion or sale of items that may infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the laws of any jurisdiction;

15. Creation, promotion or sale of items that promote hate, violence, racial intolerance, or the financial exploitation of a crime;

16. Creation, promotion or sale of items that promote, support or glorify acts of violence or harm towards self or others including but not limited to terrorism, drug, porn, slavery or extreme nationalism;

17. Using the Services in any manner related to live animals;

18. Using the Services in any manner related to payment aggregators;

19. Purchase, sale or promotion of drugs, alcohol, or drug paraphernalia, or items that may represent these uses;

20. Unregulated sales of money-orders or foreign currency;

21. Using the Services for any illegal purpose, or in violation of any local, state, national, or international law, including, without limitation, laws governing intellectual property, taxation and other proprietary rights and data collection and privacy;

22. Using the Services in a manner that NFTSTAR or any of its suppliers reasonably believes to be an abuse of the Services;

23. Using the Services in a manner so as to avoid payment of Fees;

24. Using the Services in any manner that could damage, disable, overburden, or impair NFTSTAR or any of the Services including without limitation, using the Services in an automated manner; Using the Services in any way that assists User or others in the violation of any law, statute or ordinance;

25. Using the Services to collect payments that support pyramid or ponzi schemes, matrix programs, other “business opportunity” schemes or certain multilevel marketing programs;

26. Using the Services to control an account that is linked to another account that has engaged in any of the foregoing activities;

27. Using the Services to defame, harass, abuse, threaten or defraud others, or collect, or attempt to collect, personal information about users, registered recipients, or third parties without their consent;

28. Using the Services to intentionally interfere with another user’s enjoyment of it, by any means, including uploading or otherwise disseminating viruses, adware, spyware, worms or other malicious code;

29. Using the Services to make unsolicited offers, advertisements, proposals, or to send junk mail or spam to others;

30. Using the Services to send or receive what NFTSTAR considers to be funds for something that may have resulted from fraud or other illegal behavior;

31. Using the Services while impersonating any person or entity or falsely claiming an affiliation with any person or entity;

32. or Using the Services in any manner related to weapons including replicas and collectible items.